UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 2, 2021

II-VI Incorporated

(Exact Name of Registrant as Specified in Charter)

Pennsylvania	001-39375	25-1214948
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

375 Saxonburg Boulevard, Saxonburg, Pennsylvania 16056

(Address of Principal Executive Offices) (Zip Code)

(724) 352-4455

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	IIVI	Nasdaq Global Select Market
Series A Mandatory Convertible Preferred Stock, no par value	IIVIP	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2 of this chapter). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On December 2, 2021, II-VI Incorporated (the “Company”) entered into Amendment No. 1 to that certain Amended and Restated Credit Agreement, dated as of September 24, 2019 (the “Amendment”), by and among the Company, Bank of America, N.A., as administrative agent, and the other lenders from time to time party thereto (the “Existing Credit Agreement”). The Amendment makes certain amendments to the Existing Credit Agreement related to the Offering (as defined below) of the Notes (as defined below).

The foregoing description of the Amendment is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 7.01.	Regulation FD Disclosure.

On December 2, 2021, the Company commenced an offering (the “Offering”) pursuant to exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) for the issuance of $990 million aggregate principal amount of senior notes due 2029 (the “Notes”). The Company intends to use the proceeds from the Offering to fund the cash consideration, the repayment of certain indebtedness and certain fees and expenses in connection with the Company’s previously announced pending business combination with Coherent, Inc. (“Coherent”), pursuant to an Agreement and Plan of Merger, dated March 25, 2021, by and among the Company, Coherent and Watson Merger Sub Inc., a wholly owned subsidiary of the Company.

In connection with the Offering, the Company disclosed certain information to prospective investors of the Notes in a Preliminary Offering Memorandum, dated December 2, 2021 (the “Preliminary Offering Memorandum”), excerpts of which are furnished herewith pursuant to Regulation FD and attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

The information furnished under this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act or the Exchange Act.

Item 8.01.	Other Events.

On December 2, 2021, the Company issued a press release announcing its intention to offer $990 million aggregate principal amount of Notes in the Offering. The Notes will be guaranteed by each of the Company’s material wholly owned domestic subsidiaries, subject to customary exceptions.

There can be no assurance that the Offering will be completed. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

The information contained in this report, including the exhibits hereto, shall not constitute an offer to sell, or a solicitation of an offer to purchase, any Notes in any jurisdiction in which such an offer, solicitation or sale would be unlawful.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

10.1	Amendment No. 1 to Amended and Restated Credit Agreement, dated as of December 2, 2021, by and among the Company, Bank of America, N.A., as administrative agent, and the lenders party thereto.

99.1	Excerpts from preliminary offering memorandum of II-VI Incorporated, dated December 2, 2021.

99.2	Press Release, dated December 2, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Forward-looking Statements

This communication contains forward-looking statements relating to future events and expectations that are based on certain assumptions and contingencies. The forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and relate to the Company’s performance on a going-forward basis. The forward-looking statements in this communication involve risks and uncertainties, which could cause actual results, performance or trends to differ materially from those expressed in the forward-looking statements herein or in previous disclosures.

The Company believes that all forward-looking statements made by it in this communication have a reasonable basis, but there can be no assurance that the expectations, beliefs or projections as expressed in the forward-looking statements will actually occur or prove to be correct. In addition to general industry and global economic conditions, factors that could cause actual results to differ materially from those discussed in the forward-looking statements in this communication include, but are not limited to: (i) the failure of any one or more of the assumptions stated above to prove to be correct; (ii) the risks relating to forward-looking statements and other “Risk Factors” discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2021 and additional risk factors that may be identified from time to time in future filings of the Company; (iii) the conditions to the completion of the Company’s pending business combination transaction with Coherent, Inc. (the “Transaction”) and the remaining equity investment by Bain Capital, LP, including the receipt of any required regulatory approvals, and the risks that those conditions will not be satisfied in a timely manner or at all; (iv) the occurrence of any event, change or other circumstances that could give rise to an amendment or termination of the merger agreement relating to the Transaction; (v) the Company’s ability to finance the Transaction, the substantial indebtedness the Company expects to incur in connection with the Transaction and the need to generate sufficient cash flows to service and repay such debt; (vi) the possibility that the Company may be unable to achieve expected synergies, operating efficiencies and other benefits within the expected time-frames or at all and to successfully integrate Coherent’s operations with those of the Company; (vii) the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the Transaction; (viii) litigation and any unexpected costs, charges or expenses resulting from the Transaction; (ix) the risk that disruption from the Transaction materially and adversely affects the respective businesses and operations of the Company and Coherent; (x) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Transaction; (xi) the ability of the Company to retain and hire key employees; (xii) the purchasing patterns of customers and end users; (xiii) the timely release of new products, and acceptance of such new products by the market; (xiv) the introduction of new products by competitors and other competitive responses; (xv) the Company’s ability to assimilate recently acquired businesses, and realize synergies, cost savings, and opportunities for growth in connection therewith, together with the risks, costs, and uncertainties associated with such acquisitions; (xvi) the Company’s ability to devise and execute strategies to respond to market conditions; (xvii) the risks to realizing the benefits of investments in R&D and commercialization of innovations; (xviii) the risks that the Company’s stock price will not trade in line with industrial technology leaders; (xix) the risks of business and economic disruption related to the currently ongoing COVID-19 outbreak and any other worldwide health epidemics or outbreaks that may arise; and (xx) the risks that the Offering may not be completed. The Company disclaims any obligation to update information contained in these forward-looking statements, whether as a result of new information, future events or developments, or otherwise.

These risks, as well as other risks associated with the Transaction, are more fully discussed in the joint proxy statement/prospectus included in the registration statement on Form S-4 (File No. 333-255547) filed with the Securities and Exchange Commission (“SEC”) in connection with the Transaction (the “Form S-4”). While the list of factors discussed above and the list of factors presented in the Form S-4 are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Neither the Company nor Coherent assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the Transaction, II-VI and Coherent filed with the SEC the Form S-4 on April 27, 2021 (as amended on May 4, 2021 and as supplemented by Coherent in its Form 8-K, as amended, filed with the SEC on June 15, 2021), which includes a joint proxy statement of II-VI and Coherent and also constitutes a prospectus with respect to shares of II-VI’s common stock to be issued in the Transaction. The Form S-4 was declared effective on May 6, 2021, and II-VI and Coherent commenced mailing to their respective stockholders on or about May 10, 2021. This communication is not a substitute for the Form S-4, the Joint Proxy Statement/Prospectus or any other document II-VI and/or Coherent may file with the SEC in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF II-VI AND COHERENT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, FORM S-4 AND OTHER DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors and security holders are able to obtain free copies of these documents and other documents filed with the SEC by II-VI and/or Coherent through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by II-VI may be obtained free of charge on II-VI’s investor relations site at https://ii-vi.com/investor-relations. Copies of the documents filed with the SEC by Coherent may be obtained free of charge on Coherent’s investor relations site at https://investors.coherent.com.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

II-VI Incorporated

Date: December 2, 2021	By:	/s/ Mary Jane Raymond
Mary Jane Raymond
Chief Financial Officer and Treasurer

Exhibit 10.1

EXECUTION VERSION

AMENDMENT NO. 1

TO AMENDED AND RESTATED CREDIT AGREEMENT

This AMENDMENT No. 1 (this “Agreement”), dated as of December 2, 2021, is made by and between II-VI Incorporated (the “Borrower”), the Lenders party hereto and Bank of America, N.A. (“Bank of America”), as Administrative Agent under the Existing Credit Agreement (as defined below) (in such capacity, the “Agent”).

W I T N E S S E T H:

WHEREAS, the Borrower, Bank of America, as the Administrative Agent, Swing Line Lender and an L/C Issuer, and the other Lenders party thereto, are parties to that certain Amended and Restated Credit Agreement, dated as of September 24, 2019 (as amended, restated, supplemented or otherwise modified prior to the date hereof, the “Existing Credit Agreement”);

WHEREAS, the Borrower, the Lenders party hereto (which constitute Required Lenders) and the Agent have agreed to amend certain provisions of the Existing Credit Agreement as provided herein.

NOW, THEREFORE, in consideration of the premises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1.   Defined Terms. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Amended Credit Agreement (as defined below).

SECTION 2.   Amendment of the Existing Credit Agreement. Effective on and as of the Amendment Effective Date and subject to satisfaction of the conditions precedent set forth in Section 4 of this Agreement, the Existing Credit Agreement shall be amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the double-underlined text (indicated textually in the same manner as the following example: double-underlined text) as set forth in Annex A hereto (the Existing Credit Agreement, as so amended, and as further amended, restated, supplemented, waived or otherwise modified from time to time, the “Amended Credit Agreement”).

SECTION 3.   Representations and Warranties. The Borrower represents and warrants to the Agent and the Lenders that, as of the date hereof:

(a)     this Agreement has been duly executed and delivered by the Borrower and constitutes a legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except to the extent that the enforceability thereof may be limited by applicable Debtor Relief Laws or by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law);

(b)     the execution, delivery and performance by the Borrower of this Agreement, (x) have been duly authorized by all necessary corporate or other organizational action, and (y) do not (i) contravene the terms of the Borrower’s Organization Documents; (ii) conflict with or result in any breach or contravention of, or the creation of any Lien (other than Liens permitted under Section 7.01 of the Amended Credit Agreement) under or require any payment to be made under (A) any Contractual Obligation to which the Borrower is a party or affecting the Borrower or the properties of the Borrower or (B) any material order, injunction, writ or decree of any Governmental Authority or any arbitral award to which the Borrower or its property is subject; or (iii) violate any Law, in the case of clauses (ii) and (iii) above in any manner which could reasonably be expected to have a Material Adverse Effect;

(c)     the representations and warranties set forth herein and the Amended Credit Agreement and the other Loan Documents are true and correct in all material respects (or, if qualified by materiality or reference to Material Adverse Effect, in all respects) on and as of the Amendment Effective Date after giving effect hereto with the same effect as though made on and as of such date, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (or, if qualified by materiality or reference to Material Adverse Effect, in all respects) as of such earlier date; and

(d)     no Event of Default or Default has occurred and is continuing on and as of the Amendment Effective Date, or will occur after giving effect to this Amendment.

SECTION 4.   Conditions to Effectiveness of Amendments. The amendments set forth in Section 2 of this Agreement shall become effective on the date (the “Amendment Effective Date”) on which each of the following conditions are satisfied or waived:

(a)     the Agent (or its counsel) shall have received a signed counterpart of this Agreement from each of the Borrower, the Lenders party hereto (which constitute Required Lenders) and the Agent; and

(b)     all fees and expenses (including the reasonable fees and expenses of counsel to the Agent) required to be paid, and all expenses for which invoices have been presented, on or before the Amendment Effective Date, have been paid in full.

SECTION 5.   Reference to and Effect on the Loan Documents. On and after the Amendment Effective Date, each reference in the Amended Credit Agreement to “hereunder”, “hereof”, “Agreement”, “this Agreement” or words of like import and each reference in the other Loan Documents to “Credit Agreement”, “thereunder”, “thereof” or words of like import shall, unless the context otherwise requires, mean and be a reference to the Amended Credit Agreement. The execution, delivery and effectiveness of this Agreement shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any Lender or the Agent under any of the Loan Documents, nor constitute a waiver of any provision of any of the Loan Documents.

SECTION 6.   Execution in Counterparts. This Agreement may be in the form of an Electronic Record and may be executed using Electronic Signatures (including, without limitation, facsimile and .pdf) and shall be considered an original, and shall have the same legal effect, validity and enforceability as a paper record. This Agreement may be executed in as many counterparts as necessary or convenient, including both paper and electronic counterparts, but all such counterparts are one and the same Agreement. For the avoidance of doubt, the authorization under this paragraph may include, without limitation, use or acceptance by the Agent of a manually signed paper document, amendment, approval, consent, information, notice, certificate, request, statement, disclosure or authorization related to this Agreement (each a “Communication”) which has been converted into electronic form (such as scanned into PDF format), or an electronically signed Communication converted into another format, for transmission, delivery and/or retention. For purposes of this Section 6, “Electronic Record” and “Electronic Signature” shall have the meanings assigned to them, respectively, by 15 USC §7006, as it may be amended from time to time.

SECTION 7.   Amendments; Headings; Severability. This Agreement may not be amended nor may any provision hereof be waived except as set forth in Section 10.01 of the Amended Credit Agreement. The Section headings used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting this Agreement. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof, and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction. The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

SECTION 8.   Governing Law, Venue, Jury Trial, Etc. THIS AGREEMENT AND ANY CLAIMS, CONTROVERSY, DISPUTE OR CAUSE OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK. THIS AGREEMENT IS SUBJECT TO THE PROVISIONS OF SECTIONS 10.14(b) THROUGH (d) AND 10.16 OF THE AMENDED CREDIT AGREEMENT RELATING TO JURISDICTION, SERVICE OF PROCESS AND WAIVER OF RIGHT TO TRIAL BY JURY, THE PROVISIONS OF WHICH ARE BY THIS REFERENCE INCORPORATED HEREIN IN FULL.

SECTION 9.   No Novation. From and after the Amendment Effective Date, this Agreement shall constitute a Loan Document for all purposes of the Amended Credit Agreement and the other Loan Documents. The parties hereto expressly acknowledge that this Agreement shall not extinguish the obligations for the payment of money outstanding under the Existing Credit Agreement or any other Loan Document or discharge or release any Lien or priority of or under any Collateral Document or any other security therefor. Nothing herein contained shall be construed as a substitution or novation of the obligations outstanding under the Existing Credit Agreement or any other Loan Document or instruments securing the same, which shall remain in full force and effect, except to any extent modified hereby or by instruments executed concurrently herewith and except to the extent repaid as provided herein. Nothing implied in this Agreement or in any other document contemplated hereby shall be construed as a release or other discharge of any of the Loan Parties under any Loan Document from any of its obligations and liabilities as a borrower, guarantor or pledgor under any of the Loan Documents.

SECTION 10.   Reaffirmation. By its signature forth below, the Borrower hereby ratifies and confirms to the Agent and the Lenders that, after giving effect to this Agreement and the transactions contemplated hereby, each of the Amended Credit Agreement, Security Agreement and each other Loan Document to which the Borrower is a party continues in full force and effect and is the legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except to the extent that the enforceability thereof may be limited by applicable Debtor Relief Laws or by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) and the Borrower hereby ratifies and confirms each such Loan Document. In addition, the Borrower reaffirms in all respects the security interests and Liens granted by the Borrower in and to the Collateral under the terms and conditions of the Collateral Documents to secure the Obligations and agrees that such security interests and Liens remain in full force and effect and are hereby ratified, reaffirmed and confirmed in all respects.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

II-VI INCORPORATED, as the Borrower

By:	/s/ Mary Jane Raymond
Name: Mary Jane Raymond
Title: Chief Financial Officer and Treasurer

[Signature Page to Amendment No. 1 to Amended and Restated Credit Agreement]

Acknowledged: BANK OF AMERICA, N.A., as Agent

By:	/s/ Eric M. Del Viscio
Name: Eric M. Del Viscio
Title: Senior Vice President

[Signature Page to Amendment No. 1 to Amended and Restated Credit Agreement]

Agreed to and accepted: BANK OF AMERICA, N.A., as a Lender

By:	/s/ Eric M. Del Viscio
Name: Eric M. Del Viscio
Title: Senior Vice President

[Signature Page to Amendment No. 1 to Amended and Restated Credit Agreement]

Agreed to and accepted: PNC Bank, as a Lender

By:	/s/ Mary Molnar
Name: Mary Molnar
Title: Senior Vice President

[Signature Page to Amendment No. 1 to Amended and Restated Credit Agreement]

Agreed to and accepted: Citizens Bank, N.A., as a Lender

By:	/s/ Donald P. Haddad
Name: Donald P. Haddad
Title: Senior Vice President

[Signature Page to Amendment No. 1 to Amended and Restated Credit Agreement]

Agreed to and accepted: Bank of Montreal, as a Lender

By:	/s/ Michael Kus
Name: Michael Kus
Title: Managing Director

[Signature Page to Amendment No. 1 to Amended and Restated Credit Agreement]

Agreed to and accepted: TRUIST BANK, as a Lender

By:	/s/ Jason Hembree
Name: Jason Hembree
Title: Vice President

[Signature Page to Amendment No. 1 to Amended and Restated Credit Agreement]

Agreed to and accepted: TD BANK, N.A., as a Lender

By:	/s/ Steve Levi
Name: Steve Levi
Title: Senior Vice President

[Signature Page to Amendment No. 1 to Amended and Restated Credit Agreement]

Agreed to and accepted: FIRST NATIONAL BANK OF PENNSYLVANIA, as a Lender

By:	/s/ Chris Neve
Name: Chris Neve
Title: Vice President

[Signature Page to Amendment No. 1 to Amended and Restated Credit Agreement]

Agreed to and accepted: Santander Bank NA, as a Lender

By:	/s/ Jennifer Baydian
Name: Jennifer Baydian
Title: Senior Vice President

[Signature Page to Amendment No. 1 to Amended and Restated Credit Agreement]

Agreed to and accepted: Mizuho Bank, Ltd., as a Lender

By:	/s/ Tracy Rahn
Name: Tracy Rahn
Title: Executive Director

[Signature Page to Amendment No. 1 to Amended and Restated Credit Agreement]

Agreed to and accepted: JPMORGAN CHASE BANK, N.A., as a Lender

By:	/s/ Caitlin Stewart
Name: Caitlin Stewart
Title: Executive Director

[Signature Page to Amendment No. 1 to Amended and Restated Credit Agreement]

Agreed to and accepted: BANNER BANK, as a Lender

By:	/s/ Thomas Marks
Name: Thomas Marks
Title: Vice President

[Signature Page to Amendment No. 1 to Amended and Restated Credit Agreement]

Agreed to and accepted: TriState Capital Bank, as a Lender

By:	/s/ Ellen Frank
Name: Ellen Frank
Title: Senior Vice President

[Signature Page to Amendment No. 1 to Amended and Restated Credit Agreement]

ANNEX A

Amended Credit Agreement

[See attached.]

EXECUTION VERSION

DEAL CUSIP: 45173JAF1

REVOLVER CUSIP: 45173JAG9

TERM A CUSIP: 45173JAH7

TERM B CUSIP: 45173JAK0

DELAYED DRAW TERM CUSIP: 45173JAL8

AMENDED AND RESTATED CREDIT AGREEMENT

Dated as of September 24, 2019

among

II-VI INCORPORATED,

as the Borrower,

BANK OF AMERICA, N.A.,

as Administrative Agent, Swing Line Lender and an L/C Issuer,

and

THE OTHER LENDERS PARTY HERETO

BANK OF AMERICA, N.A.,

PNC CAPITAL MARKETS LLC,

BMO CAPITAL MARKETS CORP, CITIZENS BANK, N.A., FIFTH THIRD BANK,

MUFG BANK, LTD., SUNTRUST ROBINSON HUMPHREY, INC. and

TD SECURITIES (USA) LLC

as Joint Lead Arrangers and Joint Bookrunners

PNC CAPITAL MARKETS LLC,

BMO CAPITAL MARKETS CORP and CITIZENS BANK, N.A.

as Co-Syndication Agents

FIFTH THIRD BANK, FIRST NATIONAL BANK OF PENNSYLVANIA,

HSBC BANK USA, N.A., SANTANDER BANK, N.A.,

SUNTRUST BANK, MUFG BANK, LTD. and TD BANK, N.A.

as Co-Documentation Agents

TABLE OF CONTENTS

PAGE
ARTICLE I.
DEFINITIONS AND ACCOUNTING TERMS

1.01 Defined Terms	1
1.02 Other Interpretive Provisions	~~46~~47
1.03 Accounting Terms	~~47~~48
1.04 Rounding	~~48~~49
1.05 Exchange Rates; Currency Equivalents	~~48~~49
1.06 Additional Alternative Currencies	~~49~~50
1.07 Change of Currency	~~50~~51
1.08 Times of Day	~~50~~51
1.09 Letter of Credit Amounts	~~50~~51
1.10 Limited Condition Acquisition	~~50~~51

ARTICLE II.
THE COMMITMENTS AND CREDIT EXTENSIONS

2.01 Revolving Loans and Term Loans	~~51~~53
2.02 Borrowings, Conversions and Continuations of Loans	~~52~~54
2.03 Letters of Credit	~~54~~56
2.04 [Reserved]	~~64~~65
2.05 Swing Line Loans	~~64~~65
2.06 Prepayments	~~66~~68
2.07 Termination or Reduction of Commitments	~~71~~72
2.08 Repayment of Loans	~~71~~73
2.09 Interest	~~72~~74
2.10 Fees	~~73~~74
2.11 Computation of Interest and Fees	~~73~~75
2.12 Evidence of Debt	~~74~~76
2.13 Payments Generally; Administrative Agent’s Clawback	~~75~~76
2.14 Sharing of Payments by Lenders	~~77~~78
2.15 [Reserved]	~~77~~79
2.16 Increase in Commitments	~~77~~79
2.17 Cash Collateral	~~81~~83
2.18 Defaulting Lenders	~~82~~84
2.19 Designated Lenders	~~85~~86
2.20 Refinancing Facilities	~~85~~86

ARTICLE III.
TAXES, YIELD PROTECTION AND ILLEGALITY

3.01 Taxes	~~87~~88
3.02 Illegality	~~91~~93

i

3.03 Inability to Determine Rates	~~92~~94
3.04 Increased Costs; Reserves on Eurocurrency Rate Loans	~~93~~95
3.05 Compensation for Losses	~~95~~97
3.06 Mitigation Obligations; Replacement of Lenders	~~96~~97
3.07 Successor LIBOR	~~96~~98
3.08 Survival	~~97~~99

ARTICLE IV.
CONDITIONS PRECEDENT TO CREDIT EXTENSIONS

4.01 Conditions to the Closing Date	~~97~~99
4.02 Conditions to all Credit Extensions	~~101~~102
4.03 Conditions to Delayed Draw Term A Loans	~~101~~103

ARTICLE V.
REPRESENTATIONS AND WARRANTIES

5.01 Existence, Qualification and Power	~~102~~104
5.02 Authorization; No Contravention	~~102~~104
5.03 Governmental Authorization; Other Consents	~~102~~104
5.04 Binding Effect	~~103~~104
5.05 Financial Statements; No Material Adverse Effect	~~103~~104
5.06 Litigation	~~103~~105
5.07 No Default	~~103~~105
5.08 Ownership of Property; Liens	~~104~~105
5.09 Environmental Compliance	~~104~~105
5.10 Insurance	~~104~~105
5.11 Taxes	~~104~~105
5.12 ERISA Compliance	~~104~~106
5.13 Subsidiaries; Equity Interests	~~105~~106
5.14 Margin Regulations; Investment Company Act	~~105~~107
5.15 Disclosure	~~105~~107
5.16 Compliance with Laws	~~106~~107
5.17 [Reserved]	~~106~~107
5.18 Casualty, Etc	~~106~~107
5.19 Solvency	~~106~~108
5.20 Intellectual Property; Licenses, Etc	~~106~~108
5.21 Labor Matters	~~106~~108
5.22 OFAC and Anti-Money Laundering	~~107~~108
5.23 Anti-Corruption Laws	~~107~~108
5.24 Collateral Documents	~~107~~108
5.25 Status as Senior Debt	~~107~~109
5.26 EEA Financial Institutions	~~107~~109

ARTICLE VI.
AFFIRMATIVE COVENANTS

6.01 Financial Statements	~~108~~109
6.02 Certificates; Other Information	~~108~~110
6.03 Notices	~~110~~112
6.04 Payment of Obligations	~~110~~112
6.05 Preservation of Existence, Etc	~~111~~112
6.06 Maintenance of Properties	~~111~~113
6.07 Maintenance and Evidence of Insurance	~~111~~113
6.08 Compliance with Laws	~~112~~113
6.09 Books and Records	~~112~~114
6.10 Inspection Rights	~~112~~114
6.11 Use of Proceeds	~~113~~114
6.12 Compliance with Environmental Laws	~~113~~114
6.13 Ratings	~~113~~115
6.14 Covenant to Guarantee Obligations	~~113~~115
6.15 Covenant to Give Security	~~114~~115
6.16 Anti-Money Laundering Laws, Anti-Corruption Laws and Sanctions	~~114~~116
6.17 Further Assurances	~~115~~116
6.18 [Reserved]	~~115~~116
6.19 Post-Closing Obligations	~~115~~116

ARTICLE VII.
NEGATIVE COVENANTS

7.01 Liens	~~115~~117
7.02 Investments	~~118~~120
7.03 Indebtedness	~~120~~122
7.04 Fundamental Changes	~~123~~125
7.05 Dispositions	~~124~~126
7.06 Restricted Payments and Junior Payments	~~126~~129
7.07 Change in Nature of Business	~~127~~129
7.08 Transactions with Affiliates	~~127~~129
7.09 Burdensome Agreements	~~128~~129
7.10 Use of Proceeds	~~129~~132
7.11 Financial Covenants	~~129~~132
7.12 Organization Documents; Fiscal Year; Legal Name, Jurisdiction of Formation and Form of Entity	~~130~~132
7.13 Sale Leasebacks	~~130~~132
7.14 Amendments to and Prepayments of Additional Indebtedness	~~130~~133
7.15 Unrestricted Subsidiaries	~~131~~133
7.16 Sanctions	~~131~~133
7.17 Anti-Corruption Laws	~~132~~133

ARTICLE VIII.
EVENTS OF DEFAULT AND REMEDIES

8.01 Events of Default	~~132~~134
8.02 Remedies Upon Event of Default	~~134~~136
8.03 Application of Funds	~~135~~137

ARTICLE IX.
ADMINISTRATIVE AGENT

9.01 Appointment and Authority	~~136~~138
9.02 Rights as a Lender	~~137~~139
9.03 Exculpatory Provisions	~~137~~139
9.04 Reliance by Administrative Agent	~~138~~140
9.05 Delegation of Duties	~~138~~140
9.06 Resignation of Administrative Agent	~~139~~141
9.07 Non-Reliance on Administrative Agent and Other Lenders	~~140~~142
9.08 No Other Duties, Etc	~~140~~142
9.09 Administrative Agent May File Proofs of Claim; Credit Bidding	~~141~~143
9.10 Collateral and Guaranty Matters	~~142~~144
9.11 Secured Cash Management Agreements and Secured Swap Contracts	~~143~~145
9.12 ERISA Matters	~~143~~145

ARTICLE X.
MISCELLANEOUS

10.01 Amendments, Etc	~~144~~146
10.02 Notices; Effectiveness; Electronic Communication	~~149~~151
10.03 No Waiver; Cumulative Remedies; Enforcement	~~151~~153
10.04 Expenses; Indemnity; Damage Waiver	~~152~~154
10.05 Payments Set Aside	~~154~~156
10.06 Successors and Assigns	~~154~~156
10.07 Treatment of Certain Information; Confidentiality	~~161~~163
10.08 Right of Setoff	~~162~~164
10.09 Interest Rate Limitation	~~162~~164
10.10 Counterparts; Integration; Effectiveness	~~163~~165
10.11 Survival of Representations and Warranties	~~163~~165
10.12 Severability	~~163~~165
10.13 Replacement of Lenders	~~163~~165
10.14 Governing Law; Jurisdiction; Etc	~~164~~166
10.15 [Reserved]	~~165~~167
10.16 Waiver of Jury Trial	~~165~~167
10.17 No Advisory or Fiduciary Responsibility	~~166~~168
10.18 Electronic Execution of Assignments and Certain Other Documents	~~166~~168
10.19 USA PATRIOT Act	~~166~~168
10.20 Judgment Currency	~~167~~169
10.21 Acknowledgement and Consent to Bail-In of EEA Financial Institutions	~~167~~169

“Change of Control” means an event or series of events by which:

(a) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, except that a person or group shall be deemed to have “beneficial ownership” of all securities that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time (such right, an “option right”)), directly or indirectly, of equity securities of the Borrower carrying thirty-five percent (35%) or more of the voting power of all outstanding equity securities of the Borrower on a fully-diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right);

(b) during any period of twelve (12) consecutive months, a majority of the members of the board of directors or other equivalent governing body of the Borrower cease to be composed of individuals (i) who were members of that board or equivalent governing body on the first day of such period, (ii) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body or (iii) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body; or

(c) a “change of control” or any comparable term under, and as defined in, the 2022 Notes (if the 2022 Notes are then outstanding) shall have occurred.

“Class” shall mean, (a) when used in respect of any Loan or Borrowing, whether such Loan or the Loans comprising such Borrowing are Term A Loans, Delayed Draw Term A Loans, Term B Loans, Revolving Loans, Incremental Term Loans or Incremental Revolving Increases; and (b) when used in respect of any Commitment, whether such Commitment is in respect of a commitment to make Term A Loans, Delayed Draw Term A Loans, Term B Loans, Revolving Loans, or Incremental Term Loans or Incremental Revolving Increases.

“Closing Date” means the date on which the conditions set forth in Section 4.01 are satisfied or waived in accordance with Section 10.01. For the avoidance of doubt, the Closing Date occurred on September 24, 2019.

“Code” means the Internal Revenue Code of 1986.

“Coherent” means Coherent, Inc., a Delaware corporation.

“Coherent Acquisition” means the direct or indirect acquisition by the Borrower of Coherent and its subsidiaries pursuant to the Coherent Merger Agreement.

“Coherent Acquisition Permitted Notes” means the senior unsecured notes to be issued by the Borrower for the purpose of financing in part the Coherent Acquisition; provided that either (a) the proceeds of such notes shall be held in escrow pending the consummation of the Coherent Acquisition and shall be promptly applied to prepay or redeem all such notes if the Coherent Acquisition is not consummated (this clause (a), an “Escrow Redemption”) and/or (b) such notes shall contain a “special mandatory redemption” provision which requires all such notes to be prepaid or redeemed if the

Coherent Acquisition is not consummated (this clause (b), a “Special Mandatory Redemption”), in each case pursuant to the terms of and by the date specified in the definitive documentation relating to such notes.

“Coherent Merger Agreement” means that certain Agreement and Plan of Merger, dated as of March 25, 2021, by and among Coherent, the Borrower, and Watson Merger Sub Inc., a Delaware corporation (together with all exhibits, annexes, schedules and other disclosure letters thereto, collectively, as modified, amended, amended and restated, supplemented, consented to, waived or otherwise modified form time to time).

“Collateral” means a collective reference to all property with respect to which Liens in favor of the Administrative Agent are purported to be granted pursuant to and in accordance with the Collateral Documents.

“Collateral Agent” means Bank of America, acting as collateral agent for the Secured Parties, together with its permitted successors and assigns in such capacity.

“Collateral Documents” means a collective reference to the Security Agreement, the Guaranty Agreement and all other security or pledge agreements or documents as may be executed and delivered by any Loan Party pursuant to the terms of Section 6.14 or Section 6.15 or any of the Loan Documents.

“Commitment” means, as to each Lender, the Revolving Commitment of such Lender, the Term B Loan Commitment of such Lender, the Term A Loan Commitment of such Lender and/or the Delayed Draw Term A Loan Commitment of such Lender and shall include, as the context requires, any unfunded commitment of such Lender to fund any portion of an Incremental Term Loan.

“Commitment Letter” means that certain Second Amended and Restated Commitment Letter dated as of December 14, 2018 by and among the Arrangers and the Borrower.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. Section 1 et seq.).

“Company” has the meaning specified in the introductory paragraph hereto.

“Company Existing Convertible Notes” means (a) the 2036 Notes and (b) the 2033 Notes.

“Compliance Certificate” means a certificate substantially in the form of Exhibit E.

“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net earnings (however denominated) or that are franchise Taxes or branch profits Taxes.

“Consolidated Current Assets” shall mean, as of any date of determination, all assets of the Borrower and its Restricted Subsidiaries (other than cash and Cash Equivalents) that would, in accordance with GAAP, be classified on a consolidated balance sheet of the Borrower as current assets as of such date.

“Consolidated Current Liabilities” shall mean, as of any date of determination, all liabilities (without duplication) of the Borrower and its Restricted Subsidiaries that would, in accordance with GAAP, be classified on a consolidated balance sheet of the Borrower and its Restricted Subsidiaries as current liabilities as of such date; provided, however, that Consolidated Current Liabilities shall not include (a) current maturities of any long-term Indebtedness, (b) outstanding revolving loans and (c) the current portion of any other long-term liabilities.

“Consolidated Excess Cash Flow Prepayment Date” has the meaning specified in Section 2.06(b)(iii).

“Consolidated Funded Indebtedness” means, as of any date of determination, for the Borrower and its Restricted Subsidiaries on a consolidated basis, the sum of (a) the outstanding principal amount of all debt for borrowed money (including Obligations hereunder) and all debt evidenced by bonds, debentures, notes, loan agreements or other similar instruments, (b) all purchase money Indebtedness, (c) without duplication, all obligations (whether direct or contingent) arising under drawn letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds and similar instruments, (d) all obligations in respect of the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business), (e) all Attributable Indebtedness, (f) without duplication, all Guarantees with respect to outstanding Indebtedness of the types specified in clauses (a) through (e) above of Persons other than the Borrower or any Restricted Subsidiary, and (g) all Indebtedness of the types referred to in clauses (a) through (f) above of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which the Borrower or a Restricted Subsidiary is a general partner or joint venturer, unless such Indebtedness is expressly made non-recourse to the Borrower or such Restricted Subsidiary; provided, that Consolidated Funded Indebtedness shall exclude any intercompany loans amongst the Borrower and its Restricted Subsidiaries.

“Consolidated Interest Charges” means, for any period, for the Borrower and its Restricted Subsidiaries on a consolidated basis, the sum of (a) all interest, premium payments, original issue discount, commissions, debt discount, fees, charges and related expenses of the Borrower and its Restricted Subsidiaries in connection with borrowed money (including capitalized interest) or in connection with the deferred purchase price of assets, in each case to the extent treated as interest in accordance with GAAP, and (b) the portion of rent expense of the Borrower and its Restricted Subsidiaries with respect to such period under capital leases that is treated as interest in accordance with GAAP; provided, that, Consolidated Interest Charges shall exclude any interest, premium payments, original issue discount, commissions, debt discount, fees, charges and related expenses in connection with the Coherent Acquisition Permitted Notes.

“Consolidated Interest Coverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated EBITDA for the period of the four (4) prior fiscal quarters ending on (or immediately prior to) such date to (b) Consolidated Interest Charges for such period.

“Consolidated Net Income” means, for any period, for the Borrower and its Restricted Subsidiaries on a consolidated basis, the net earnings of the Borrower and its Restricted Subsidiaries (excluding extraordinary gains and extraordinary losses) for that period.

“Consolidated Secured Indebtedness” means, as of any date of determination, for the Borrower and its Restricted Subsidiaries on a consolidated basis, all Consolidated Funded Indebtedness secured by Liens.

“Consolidated Secured Net Leverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated Secured Indebtedness as of such date minus the unrestricted cash and Cash Equivalents of the Borrower and its Restricted Subsidiaries as determined in accordance with GAAP to (b) Consolidated EBITDA for the period of the four (4) fiscal quarters most recently ended; provided that the Consolidated Secured Net Leverage Ratio shall exclude the “netting” of the cash proceeds of the Coherent Acquisition Permitted Notes and shall exclude any Indebtedness pursuant to the Coherent Acquisition Permitted Notes.

“Consolidated Total Net Leverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated Funded Indebtedness as of such date minus the unrestricted cash and Cash Equivalents of the Borrower and its Restricted Subsidiaries as determined in accordance with GAAP to (b) Consolidated EBITDA for the period of the four (4) fiscal quarters most recently ended; provided that the Consolidated Total Net Leverage Ratio shall exclude the “netting” of the cash proceeds of the Coherent Acquisition Permitted Notes and shall exclude any Indebtedness pursuant to the Coherent Acquisition Permitted Notes.

“Consolidated Working Capital” means, as of any date of determination, Consolidated Current Assets as of such date minus Consolidated Current Liabilities as of such date; provided that there shall be excluded (a) the effect of reclassification during such period between current assets and long term assets and current liabilities and long term liabilities (with a corresponding restatement of the prior period to give effect to such reclassification), (b) the effect of any Disposition of any Person, facility or line of business or acquisition of any Person, facility or line of business during such period, (c) the effect of any fluctuations in the amount of accrued and contingent obligations under any Swap Contract, and (d) the application of purchase or recapitalization accounting.

“Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto. Without limiting the generality of the foregoing, a Person shall be deemed to be Controlled by another Person if such other Person possesses, directly or indirectly, power to vote more than twenty-five percent (25%) or more of the securities having ordinary voting power for the election of directors, managing general partners or the equivalent.

“Controlled Account” means each deposit account and securities account that is subject to an account control agreement and/or blocked account agreement in form and substance reasonably satisfactory to the Administrative Agent and the applicable L/C Issuer.

“Credit Extension” means each of the following: (a) a Borrowing and (b) an L/C Credit Extension.

“Cumulative Retained Excess Cash Flow Amount” means, at any date, an amount, not less than zero, equal to the aggregate sum of the Retained Percentage of Consolidated Excess Cash Flow for all Excess Cash Flow Periods commencing with the Excess Cash Flow Period ending June 30, 2020 (which for the avoidance of doubt, shall not be less than zero for any single Excess Cash Flow Period).

“Debt Issuance” means the issuance by any Loan Party of any Indebtedness other than Indebtedness permitted under Section 7.03.

“Debtor Relief Laws” means the Bankruptcy Code and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions (including any applicable foreign jurisdiction) from time to time in effect and affecting the rights of creditors generally.

Borrower or any ERISA Affiliate; or (i) a failure by the Borrower or any ERISA Affiliate to meet all applicable requirements under the Pension Funding Rules in respect of a Pension Plan, whether or not waived, or the failure by the Borrower or any ERISA Affiliate to make any required contribution to a Multiemployer Plan.

“Escrow Redemption” has the meaning specified in the definition of “Coherent Acquisition Permitted Notes.”

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Euro” and “€” mean the single currency of the Participating Member States.

“Eurocurrency Rate” means:

(a) for any Interest Period with respect to a Eurocurrency Rate Loan:

(i) that is denominated in a LIBOR Quoted Currency, the rate per annum equal to the London Interbank Offered Rate as administered by ICE Benchmark Administration (or any other Person that takes over the administration of such rate for such currency for a period equal in length to such Interest Period) (“LIBOR”) as published on the applicable Bloomberg screen page (or such other commercially available source providing such quotations as may be designated by the Administrative Agent from time to time) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, for deposits in the relevant currency (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period;

(ii) that is denominated in Swedish Krona, the rate per annum equal to the Stockholm Interbank Offered Rate (“STIBOR”) or a comparable or successor rate, which rate is approved by the Administrative Agent, as published on the applicable Bloomberg screen page (or such other commercially available source providing such quotations as may be designated by the Administrative Agent from time to time) at approximately 11:00 a.m., Stockholm, Sweden time, two Business Days prior to the commencement of such Interest Period, for deposits in the relevant currency (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period;

(iii) that is denominated in a Non-LIBOR Quoted Currency (other than those currencies listed in (i) and (ii) above), the rate per annum designated with respect to such Alternative Currency at the time such Alternative Currency is approved by the Administrative Agent and the Lenders pursuant to Section 1.06(a); and

(b) for any interest rate calculation with respect to a Base Rate Loan on any date, the rate per annum equal to LIBOR, at or about 11:00 a.m., London time determined two (2) Business Days prior to such date for Dollar deposits with a term of one (1) month commencing that day;

provided that if the Eurocurrency Rate shall be less than zero, such rate shall be deemed zero for purposes of this Agreement.

and each co-agent or sub-agent appointed by the Administrative Agent from time to time pursuant to Section 9.05. For purposes of this definition, “Hedge Bank” and “Cash Management Bank” shall only include any Person, only if and for so long as, such Person is an Agent, a Lender or an Affiliate of any Lender or Agent.

“Secured Party Designation Notice” means a notice from any Lender or an Affiliate of a Lender substantially in the form of Exhibit K.

“Secured Swap Contract” means any Swap Contract between any Loan Party or any Restricted Subsidiary and any Hedge Bank. For the avoidance of doubt, a holder of Obligations in respect of a Secured Swap Contract shall be subject to the provisions of the last paragraph of Section 8.03 and the provisions of Section 9.11.

“Security Agreement” means the Security and Pledge Agreement, dated as of the Closing Date, executed in favor of the Administrative Agent, for the benefit of the Secured Parties, by the Borrower and the other Loan Parties.

“Solvent” and “Solvency” mean, with respect to any Person on any date of determination, that on such date (a) the fair value of the property of such Person is greater than the total amount of liabilities, including contingent liabilities, of such Person, which for this purpose shall include rights of contribution in respect of obligations for which such Person has provided a Guarantee, (b) the present fair saleable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, which for this purpose shall include rights of contribution in respect of obligations for which such Person has provided a Guarantee, (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay such debts and liabilities as they mature, (d) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute an unreasonably small capital, and (e) such Person is able to pay its debts and liabilities, contingent obligations and other commitments as they mature in the ordinary course of business. The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“Solvency Certificate” means a certificate substantially in the form of Exhibit G hereto.

“Special Mandatory Redemption” has the meaning specified in the definition of “Coherent Acquisition Permitted Notes.”

“Special Notice Currency” means at any time an Alternative Currency, other than the currency of a country that is a member of the Organization for Economic Cooperation and Development at such time located in North America or Europe.

“Specified Merger Agreement Representations” means the representations made by or with respect to the Company and its Subsidiaries in the Merger Agreement as are material to the interests of the Lenders, but only to the extent that the Borrower (or the Borrower’s Affiliates) have the right to terminate the Borrower’s (or such Affiliate’s) obligations under the Merger Agreement (or to decline to consummate the Finisar Acquisition) as a result of a breach of such representation or warranty.

“Specified Pro Rata Lenders” means each Term A Lender and/or Revolving Lender other than any such Lender party to the Existing Credit Agreement whose Commitment remains unchanged as of such date.

Subsidiary to permit satisfaction of overdraft or similar obligations or to secure negative cash balances in local accounts of foreign Restricted Subsidiaries incurred in the ordinary course of business of the Borrower or any Restricted Subsidiary, (C) purchase orders and other agreements entered into with customers of the Borrower or any Restricted Subsidiary in the ordinary course of business and (D) commodity trading or other brokerage accounts incurred in the ordinary course of business, (ii) Liens encumbering reasonable customary initial deposits and margin deposits and (iii) Liens on the proceeds of any Indebtedness permitted to be incurred in connection with any transaction permitted hereunder, which proceeds have been deposited into an escrow account or into a segregated account on customary terms to secure such Indebtedness pending the application of proceeds to finance such transaction;

(y) Liens securing insurance premium financing arrangements; provided, that such Liens only encumber the insurance premiums, policies or dividends with respect to the policies that were financed with the funds advanced under such arrangements;

(z) Liens on cash or Cash Equivalents arising in connection with the defeasance, discharge or redemption of Indebtedness;

(aa) Liens arising out of conditional sale, title retention, consignment, bailment or similar arrangements for the purchase, sale or shipment of goods entered into in the ordinary course of business;

(bb) Liens (i) on cash advances or escrow deposits in favor of the seller of any property to be acquired by the Borrower or any Restricted Subsidiary to be applied against the purchase price therefor or otherwise in connection with any escrow arrangements with respect thereto or any disposition permitted under Section 7.05 and (ii) consisting of an agreement to dispose of any property in a disposition permitted under Section 7.05 solely to the extent such disposition, as the case may be, would have been permitted on the date of the creation of such Lien;

(cc) Liens on securities which are the subject of repurchase agreements referred to in the definition of “Cash Equivalents” granted under such repurchase agreements in favor of the counterparties thereto;

(dd) undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions incidental to current operations which have not at the time been filed or registered in accordance with applicable Law or of which written notice has not been duly given in accordance with applicable Law, or which although filed or registered, relate to obligations not due or delinquent;

(ee) Liens not otherwise permitted by this Section 7.01 securing obligations in an aggregate principal amount not to exceed $50,000,000 at any one time outstanding; and

(ff) from and after the Delayed Draw Term A Loan Termination Date, unlimited Liens on property constituting Collateral securing Indebtedness permitted under Section 7.03 on a junior basis with the Liens securing the Obligations so long as (x) the Consolidated Secured Net Leverage Ratio is equal to or less than the lesser of (i) 3.25:1.00 or (ii) the Incremental Incurrence Ratio, on a Pro Forma Basis and (y) such Indebtedness is subject to an intercreditor agreement that is reasonably satisfactory to the Administrative Agent.

(q) Indebtedness representing deferred compensation to employees of the Borrower and its Subsidiaries;

(r) (i) Indebtedness in respect of guarantees of the obligations of suppliers, customers and licensees in the ordinary course of business and (ii) Indebtedness incurred in the ordinary course of business in respect of obligations of the Borrower or any Subsidiary to pay the deferred purchase price of goods or services or progress payments in connection with such goods and services;

(s) unfunded pension fund and other employee benefit plan obligations and liabilities incurred in the ordinary course of business to the extent that the unfunded amounts would not otherwise cause an Event of Default;

(t) Indebtedness consisting of obligations owing under any dealer, customer or supplier incentive, supply, license or similar agreements entered into in the ordinary course of business;

(u) Indebtedness consisting of (i) take-or-pay obligations contained in supply arrangements and/or (ii) obligations to reacquire assets or inventory in connection with customer financing arrangements, in each case, in the ordinary course of business;

(v) Indebtedness of any Restricted Subsidiary that is a Non-U.S. Subsidiary under (i) the Yen Revolving Credit Agreement (Japan) in a maximum principal amount of Yen 500,000,000 at any time outstanding or (ii) any other local overdraft, working capital, letter of credit or other facility or extension of credit from third parties, in each case incurred in the ordinary course of business of such Non-U.S. Subsidiary, in an aggregate amount for all such Indebtedness incurred pursuant to this clause (v)(ii) not to exceed $75,000,000 at any time outstanding; provided that, in the event that any such facility is secured, to the extent deemed necessary or appropriate by the Administrative Agent in its sole discretion, any such secured Indebtedness shall be subject to an intercreditor agreement in form and substance reasonably acceptable to the Administrative Agent;

(w) to the extent constituting Indebtedness, customer deposits and advance payments received in the ordinary course of business from customers for goods and services purchased in the ordinary course of business;

(x) [reserved];

(y) other Indebtedness in an aggregate principal amount not to exceed $50,000,000 at any time outstanding; ~~and~~

(z) the 2033 Notes and the 2036 Notes; and

(aa) Indebtedness in respect of the Coherent Acquisition Permitted Notes.

7.04 Fundamental Changes. Merge, amalgamate, dissolve, liquidate, consolidate with or into another Person, or Dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) to or in favor of any Person, except that:

such Disposition does not involve a Disposition of receivables other than receivables owned by or attributable to other property concurrently being disposed of in a Disposition otherwise permitted under this Section 7.05.

To the extent any Collateral is disposed of as expressly permitted by this Section 7.05 to any Person other than a Loan Party, such Collateral shall be sold free and clear of the Liens created by the Collateral Documents, and the Administrative Agent or the Collateral Agent, as applicable, shall be authorized to take any actions deemed appropriate in order to effect the foregoing.

7.06 Restricted Payments and Junior Payments. Declare or make, directly or indirectly, any Restricted Payment or any Junior Payment, or incur any obligation (contingent or otherwise) to do so, except:

(a) each Restricted Subsidiary may make Restricted Payments to the Borrower, the Guarantors and any other Person that owns an Equity Interest in such Restricted Subsidiary, ratably according to their respective holdings of the type of Equity Interest in respect of which such Restricted Payment is being made;

(b) the Borrower and each Subsidiary may declare and make dividend payments or other distributions payable solely in the common stock or other common Equity Interests of such Person;

(c) the Borrower and each Subsidiary may purchase, redeem or otherwise acquire Equity Interests issued by it with the proceeds received from the substantially concurrent issue of new shares of its common stock or other common Equity Interests;

(d) the Borrower may make Restricted Payments and Junior Payments in an aggregate amount not to exceed the Available Amount; so long as both before and after giving effect to such Restricted Payments or Junior Payments, on a Pro Forma Basis, (x) the Consolidated Total Net Leverage Ratio shall be at least 0.50 to 1.00 inside the required Consolidated Total Net Leverage Ratio set forth in Section 7.11(b) and (y) no Default or Event of Default then exists or would result therefrom;

(e) to the extent constituting Restricted Payments and/or Junior Payments, the Borrower and the Restricted Subsidiaries may enter into and consummate the transactions expressly permitted under Section 7.04 and Section 7.08 (other than pursuant to clause (c) of such Section) and may redeem, refinance or otherwise pay or prepay, or settle any conversion of all or any portion of, the 2022 Notes, the 2033 Notes and the 2036 Notes; and

(f) the Borrower may make Restricted Payments and Junior Payments (including, without limitation, normal-course issuer bids) in an aggregate amount during the term of this Agreement not to exceed the sum of (i) $50,000,000 plus (ii) an unlimited amount so long as both before and after giving effect to such Restricted Payment or Junior Payment, as applicable, pursuant to this Section 7.06(f)(ii), on a Pro Forma Basis, the then applicable Consolidated Total Net Leverage Ratio shall be less than 2.75:1.00; provided that no Default or Event of Default then exists or would result therefrom.

(g) the Borrower and each Subsidiary may make Restricted Payments and/or Junior Payments to redeem, refinance or otherwise pay or prepay the Coherent Acquisition Permitted Notes in each case as required pursuant to an Escrow Redemption and/or a Special Mandatory Redemption in accordance with the terms of the Coherent Acquisition Permitted Notes.

subleases, licenses, sublicenses, joint venture agreements and other agreements, in each case entered into in the ordinary course of business;

(e) imposed by customary provisions in partnership agreements, limited liability company organizational governance documents, joint venture agreements and other similar agreements applicable solely to such partnership, limited liability company or joint venture;

(f) that are assumed in connection with any acquisition of property or the Equity Interests of any Person, so long as the relevant encumbrance or restriction relates solely to the Person and its subsidiaries (including the Equity Interests of the relevant Person or Persons) and/or property so acquired and was not created in connection with or in anticipation of such acquisition;

(g) set forth in any agreement for any Disposition of any Restricted Subsidiary (or all or substantially all of the property and/or assets thereof) that restricts the payment of dividends or other distributions or the making of cash loans or advances by such Restricted Subsidiary pending such Disposition;

(h) set forth in agreements or instruments which prohibit the payment of dividends or the making of other distributions with respect to any class of Equity Interests of a Person other than on a pro rata basis;

(i) set forth in documents which exist on the Closing Date and were not created in contemplation thereof and which are set forth on Schedule 7.09;

(j) on cash, other deposits or net worth or similar restrictions imposed by Persons under contracts entered into in the ordinary course of business or for whose benefit such cash, other deposits or net worth or similar restrictions exist;

(k) arising in any Swap Contract and/or any agreement relating to any Swap Obligation or obligations of the type referred to in Section 7.03(d);

(l) arising pursuant to an agreement or instrument relating to any Indebtedness permitted to be incurred hereunder if the relevant restrictions, taken as a whole, are not materially less favorable to the Lenders than the restrictions contained in this Agreement, taken as a whole (as determined in good faith by the Borrower);

(m) relating to any asset (or all of the assets) of and/or the Equity Interests of any Restricted Subsidiary which are imposed pursuant to an agreement entered into in connection with any Disposition of such asset (or assets) and/or all or a portion of the Equity Interests of the relevant Person that is permitted or not restricted by this Agreement;

(n) set forth in any agreement relating to any Permitted Lien that limits the right of the Borrower or any Restricted Subsidiary to Dispose of or encumber the assets subject thereto; ~~and~~

(o) imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (n) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancing are, in the reasonable judgment of the Borrower, not materially more restrictive with respect to such encumbrances and other restrictions, taken as a whole, than those in effect prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(p) set forth in the definitive documentation relating to the Coherent Acquisition Permitted Notes.

7.10 Use of Proceeds. Use the proceeds of any Credit Extension, whether directly or indirectly, and whether immediately, incidentally or ultimately, to purchase or carry margin stock (within the meaning of Regulation U of the FRB) or to extend credit to others for the purpose of purchasing or carrying margin stock or to refund indebtedness originally incurred for such purpose.

7.11 Financial Covenants.

(a) Consolidated Interest Coverage Ratio. Except with the consent of the Required Pro Rata Facilities Lenders, permit the Consolidated Interest Coverage Ratio as of the end of any fiscal quarter of the Borrower to be less than 3.00:1.00.

(b) Consolidated Total Net Leverage Ratio. Except with the consent of the Required Pro Rata Facilities Lenders, permit the Consolidated Total Net Leverage Ratio as of the end of any fiscal quarter of the Borrower to be greater than the applicable level set forth below opposite such fiscal quarter under the heading “Consolidated Total Net Leverage Ratio”:

Periods Ending	Consolidated Total Net Leverage Ratio
First four fiscal quarters after the Closing Date, commencing with the first full fiscal quarter after the Closing Date	5.00 to 1.00
Fifth fiscal quarter through and including the eighth fiscal quarter after the Closing Date	4.50 to 1.00
Each subsequent fiscal quarter	4.00 to 1.00

7.12 Organization Documents; Fiscal Year; Legal Name, Jurisdiction of Formation and Form of Entity.

(a) Amend, modify or change its Organization Documents in a manner materially adverse to the Lenders;

(b) Change the Borrower’s fiscal year;

(c) Without providing ten (10) days (or such lesser period as the Administrative Agent may agree) prior written notice to the Administrative Agent, change its name, jurisdiction of formation or form of organization; or

(d) Make any material change in accounting policies or reporting practices, except as required by GAAP.

7.13 Sale Leasebacks. Enter into any Sale and Leaseback Transaction; provided that any Sale and Leaseback Transaction shall be permitted so long as such Sale and Leaseback Transaction (1) cash consideration is received by the Borrower or any of its Restricted Subsidiaries for the property subject thereto, (2) the Borrower or its applicable Restricted Subsidiary would otherwise be permitted to enter into, and remain liable under, the applicable underlying lease and (3) the aggregate fair market value of the property sold pursuant to all such Sale and Leaseback Transactions under this Section 7.13 shall not exceed $50,000,000.

7.14 Amendments to and Prepayments of Additional Indebtedness.

(a) Amend or modify any of the terms of any Additional Indebtedness if after giving effect to such amendment or modification the terms of such Additional Indebtedness would not satisfy the requirements of clauses (iv) through (vii) of Section 7.03(h);

(b) Make (or give any notice with respect thereto) any voluntary prepayment or redemption or acquisition for value of (including without limitation, by way of depositing money or securities with the trustee with respect thereto before due for the purpose of paying when due), or refund, refinance or exchange, any Additional Indebtedness except for (i) Junior Payments permitted by Section 7.06 and (ii) in the case of the giving of notice with respect to any such voluntary prepayment, redemption, acquisition for value, refund, refinance or exchange, any such notice given in connection with the repayment in full of all Obligations and the termination of the Aggregate Commitments;

Nothing herein is intended to limit or restrict in any manner or otherwise alter or modify any right of the Borrower or any Subsidiary to redeem, refinance or otherwise pay or prepay, or settle any conversion of all or any portion of, the 2022 Notes, the 2033 Notes and the 2036 Notes. Notwithstanding anything to the contrary herein, the Borrower may (i) make interest payments with respect to the Coherent Acquisition Permitted Notes, (ii) consummate an Escrow Redemption and/or a Special Mandatory Redemption, as applicable, in each case pursuant to the terms of the Coherent Acquisition Permitted Notes and (iii) amend or modify the definitive documentation relating to the Coherent Acquisition Permitted Notes provided that such Coherent Acquisition Permitted Notes continue to satisfy the requirements set forth in the definition of “Coherent Acquisition Permitted Notes”.

(c) Amend or modify any of the subordination provisions applicable to any Subordinated Indebtedness without the prior written consent of the Administrative Agent; or

(d) Make any payments in respect of any Subordinated Indebtedness in violation of the subordination provisions applicable to such Subordinated Indebtedness.

7.15 Unrestricted Subsidiaries.

(a) The Borrower shall not designate any Restricted Subsidiary as an Unrestricted Subsidiary or any Unrestricted Subsidiary as a Restricted Subsidiary unless (i) no Default or Event of Default shall exist immediately prior or immediately after giving effect to such designation; (ii) the Borrower shall have delivered to the Administrative Agent a Pro Forma Compliance Certificate demonstrating that after giving effect to such designation on a Pro Forma Basis, the Loan Parties would be in Pro Forma Compliance; and (iii) no Restricted Subsidiary may be designated as an Unrestricted Subsidiary if such Restricted Subsidiary Guarantees any indebtedness in excess of the Threshold Amount of the Borrower or any Restricted Subsidiary.

Exhibit 99.1

(1)

Issuer of $990 million aggregate principal amount of notes offered hereby. Borrower of $1,042 million under the Existing II-VI Credit Agreement, as of September 30, 2021. Borrower under the New Credit Agreement. Issuer of the Existing II-VI Convertible Notes.

(2)

All material wholly owned domestic subsidiaries to be guarantors of the notes offered hereby and the New Credit Agreement, subject to customary exceptions. Certain immaterial subsidiaries of II-VI that will guarantee the notes at issuance, which guarantee the obligations under the Existing II-VI Credit Agreement, are not expected to guarantee the notes as of the closing of the Coherent Acquisition and are not expected to guarantee the obligations under the New Credit Agreement. Finisar is the issuer of the Existing Finisar Convertible Notes.

(3)

As of September 30, 2021, on a pro forma basis as adjusted to give effect to the Transactions, the non-guarantor subsidiaries held approximately $3,625.5 million, or 26%, of our total assets, approximately $1,327.0 million, or 19%, of our total liabilities (all amounts presented exclude intercompany balances) and $444.2 million, or 9.0%, of our total indebtedness, and such subsidiaries represented $2,028.7 million, or 43.5%, and $90.4 million, or 13.8%, of the combined company’s total revenues and EBITDA, respectively, for the twelve months ended September 30, 2021.

(4)	At the closing of the Coherent Acquisition, the notes are expected to also be guaranteed by Coherent, Inc. and Coherent Asia, Inc.

Company Information

We were incorporated in the Commonwealth of Pennsylvania on June 22, 1971. Our corporate headquarters are located at 375 Saxonburg Boulevard, Saxonburg, Pennsylvania 16056. Our telephone number is (724) 352-4455. Our Internet website address is www.ii-vi.com. The information contained on, or that can be accessed through, our website is deemed not to be incorporated in this offering memorandum or to be part of this offering memorandum. Our name is pronounced “Two Six Incorporated,” which refers to Groups II and VI on the periodic table of elements from which we originally designed and produced infrared optics for high-power carbon dioxide lasers used in materials processing.

Coherent was originally incorporated in California on May 26, 1966 and reincorporated in Delaware on October 1, 1990. Additional information about Coherent is available on Coherent’s website at www.coherent.com. The information contained on, or that can be accessed through, Coherent’s website is deemed not to be incorporated in this offering memorandum or to be part of this offering memorandum.

Summary historical financial data of II-VI

The following table sets forth our summary historical financial data for each of fiscal 2021, fiscal 2020 and fiscal 2019 and as of June 30, 2021, 2020 and 2019, which have been derived from our audited consolidated financial statements. The data as of, and for the three months ended, September 30, 2021 and 2020 have been derived from our unaudited consolidated financial statements. The unaudited consolidated financial data, in the opinion of management, reflect all adjustments, including normal recurring items, that are necessary to present fairly the results for the interim periods. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the entire year or for any future periods.

The summary historical financial data is not necessarily indicative of the performance of our business following the consummation of the Coherent Acquisition, and should be read in conjunction with the sections titled “Management’s discussion and analysis of financial condition and results of operations,” “Business” and our historical audited consolidated financial statements contained in our Annual Report on Form 10-K for fiscal 2021 (“II-VI’s 2021 Annual Report”) and incorporated by reference herein and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical unaudited consolidated financial statements contained in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2021 and incorporated by reference herein.

	Twelve months ended September 30,	Three months ended September 30,		Fiscal year ended
(in thousands)	2021	2021	2020	2021	2020	2019
Statements of Earnings (Loss):
Revenues	$3,172,918	$795,111	$728,084	$3,105,891	$2,380,071	$1,362,496
Costs, expenses and other expense (income):
Cost of goods sold	1,927,079	478,921	441,520	1,889,678	1,560,521	841,147
Internal research and development	340,823	88,966	78,248	330,105	339,073	139,163
Selling, general and administrative	508,977	132,174	107,186	483,989	440,998	233,518
Interest expense	54,876	12,191	17,214	59,899	89,409	22,417
Other expense (income), net	(42,291)	(7,582)	24,339	(10,370)	13,998	(2,562)

Total costs, expenses and other expense (income)	2,789,464	704,670	668,507	2,753,301	2,443,999	1,233,683

Earnings (loss) before income taxes	383,454	90,441	59,577	352,590	(63,928)	128,813
Income tax expense	57,704	15,977	13,311	55,038	3,101	21,296

Net earnings (loss)	325,750	74,464	46,266	297,552	(67,029)	107,517

Gross profit	1,245,839	316,190	286,564	1,216,213	819,550	521,349
Gross margin	39.3%	39.8%	39.4%	39.2%	34.4%	38.3%

	Three months ended September 30,		Fiscal year ended
(in thousands)	2021	2020	2021	2020	2019
Statements of Cash Flows:
Net cash provided by operating activities	$52,336	$134,327	$574,353	$297,292	$178,475
Net cash used in investing activities	(47,565)	(69,856)	(172,957)	(1,179,290)	(223,976)
Net cash provided by (used in) financing activities	(35,966)	122,975	675,727	1,173,625	4,877

	September 30,		June 30,
(in thousands)	2021	2020	2021	2020	2019
Balance Sheet:
Cash and cash equivalents	$1,560,175	$683,985	$1,591,892	$493,046	$204,872
Total current assets	3,050,951	1,991,742	3,027,394	1,788,969	812,911
Total assets	6,515,862	5,470,619	6,512,650	5,234,714	1,953,773
Long-term debt	956,377	1,468,096	1,313,091	2,186,092	443,163
Total debt	1,376,406	1,530,146	1,375,141	2,255,342	466,997
Total liabilities	2,321,490	2,423,942	2,380,302	3,157,911	820,564
Total mezzanine equity(1)	736,360	-	726,178	-	-
Total shareholders’ equity	3,458,012	3,046,677	3,406,170	2,076,803	1,133,209

	Twelve months ended September 30,	Three months ended September 30,		Fiscal year ended
(in thousands, except percentages)	2021	2021	2020	2021	2020	2019
Non-GAAP and Other Data(2):
Adjusted EBITDA(3)	$814,525	$202,253	$188,547	$800,819	$493,050	$291,113
Adjusted EBITDA margin(4)	25.7%	25.4%	25.9%	25.8%	20.7%	21.4%
Free cash flow(5)	654,415	154,688	154,755	654,482	356,173	153,991

Other Financial Data:	As of and for the twelve months ended September 30, 2021
(in thousands, except ratios)
Total debt(6)	$1,401,755
Net debt(7)	$(158,420)
Net secured debt(8)	$(518,275)
Consolidated Total Net Leverage Ratio(9)	-0.2x
Consolidated Senior Secured Net Leverage Ratio(10)	-0.6x
Fixed Charge Coverage Ratio(11)	14.8x

(1)	“Total mezzanine equity” means II-VI Series B-1 Convertible Preferred Stock.

(2)	See “Non-GAAP financial measures” for more important information.

(3)

“Adjusted EBITDA” means earnings before interest, taxes, depreciation and amortization, adjusted to exclude, as applicable, the impact of share-based compensation, foreign currency exchange gains and losses, debt extinguishment expenses, the impact of restructuring and related items, and certain one-time charges.

(4)	“Adjusted EBITDA margin” means adjusted EBITDA as a percentage of revenue.

(5)	“Free cash flow” means adjusted EBITDA less capital expenditures.

(6)	“Total debt” means the principal amount of outstanding indebtedness.

(7)	“Net debt” means the principal amount of outstanding indebtedness less cash and cash equivalents.

(8)	“Net secured debt” means the principal amount of outstanding secured indebtedness less cash and cash equivalents.

(9)	“Consolidated Total Net Leverage Ratio” means the principal amount of outstanding indebtedness less cash and cash equivalents divided by adjusted EBITDA.

(10)	“Consolidated Senior Secured Net Leverage Ratio” means the principal amount of outstanding secured indebtedness less cash and cash equivalents divided by adjusted EBITDA.

(11)	“Fixed Charge Coverage Ratio” means adjusted EBITDA divided by interest expense.

Adjusted EBITDA

The following table provides a reconciliation of net earnings (loss) to adjusted EBITDA.

	Twelve months ended September 30,	Three months ended September 30,		Fiscal year ended
(in thousands, except percentages)	2021	2021	2020	2021	2020	2019
Net earnings (loss)	$325,750	$74,464	$46,266	$297,552	$(67,029)	$107,517
Income taxes	57,704	15,977	13,311	55,038	3,101	21,296
Depreciation and amortization	275,076	69,692	64,685	270,069	220,882	92,365
Interest expense	54,876	12,191	17,214	59,899	89,409	22,417
Fair value adjustment on acquired inventory	-	-	-	-	87,700	-
Share-based compensation(1)	86,290	22,795	15,502	78,997	63,116	24,963
Foreign currency exchange losses (gains), net	(4,040)	(4,882)	4,703	5,545	14,391	3,155
Debt extinguishment expense	-	-	24,747	24,747	3,960	-
Restructuring, transaction expenses, and other	18,869	12,016	2,119	8,972	77,520	19,400
Adjusted EBITDA	814,525	202,253	188,547	800,819	493,050	291,113

Adjusted EBITDA margin	25.7%	25.4%	25.9%	25.8%	20.7%	21.4%

(1)

Total share-based compensation expense for the fiscal year ended June 30, 2020 excludes $10.7 million incurred in relation to severance-related expenses, which is included with “Restructuring, transaction expenses, and other.”

Free cash flow

The following table provides a reconciliation of adjusted EBITDA to free cash flow.

	Twelve months ended September 30,	Three months ended September 30,		Fiscal year ended
(in thousands)	2021	2021	2020	2021	2020	2019
Adjusted EBITDA	$814,525	$202,253	$188,547	$800,819	$493,050	$291,113
Capital expenditures	160,110	47,565	33,792	146,337	136,877	137,122

Free cash flow	654,415	154,688	154,755	654,482	356,173	153,991

Summary unaudited pro forma condensed

combined financial information

The summary unaudited pro forma balance sheet information as of September 30, 2021 gives effect to the Coherent Acquisition, the Equity Financing, and the Debt Financing as if those transactions had been completed on September 30, 2021 and combines the unaudited consolidated balance sheet of II-VI as of September 30, 2021 with Coherent’s audited consolidated balance sheet as of October 2, 2021. The summary unaudited pro forma statement of earnings (loss) information for fiscal 2021 and the three months ended September 30, 2021 give effect to the Coherent Acquisition, the Equity Financing, and the Debt Financing, along with other transactions described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” as if they had occurred on July 1, 2020, the first day of II-VI’s fiscal 2021, and combines the historical results of II-VI and Coherent. The unaudited pro forma condensed combined statement of earnings (loss) for fiscal 2021 combines the audited consolidated statement of earnings of II-VI for fiscal 2021 and the Coherent unaudited condensed consolidated statement of operations for the twelve-month period ended July 3, 2021. Coherent’s unaudited condensed consolidated statement of operations for the twelve-month period ended July 3, 2021 was prepared by taking the unaudited condensed consolidated statement of operations for the nine months ended July 3, 2021, adding the audited consolidated statement of operations for the fiscal year ended October 3, 2020, and subtracting the unaudited condensed consolidated statement of operations for the nine months ended July 4, 2020. The unaudited pro forma condensed combined statement of earnings (loss) for the three months ended September 30, 2021 combines the unaudited condensed statement of earnings of II-VI for the three months ended September 30, 2021 with Coherent’s unaudited condensed consolidated statement of operations for the three months ended October 2, 2021. Coherent’s unaudited condensed consolidated statement of operations for the three months ended October 2, 2021 was prepared by taking the audited consolidated statement of operations for the fiscal year ended October 2, 2021 and subtracting the unaudited condensed consolidated statement of operations for the nine months ended July 3, 2021. The summary unaudited pro forma condensed combined financial information shown below has been derived from and should be read in conjunction with (1) the more detailed unaudited pro forma condensed combined financial information, including the notes thereto, appearing elsewhere in this offering memorandum and (2) the historical consolidated financial statements and related notes of both II-VI and Coherent, incorporated herein by reference. See “Unaudited pro forma condensed combined financial information” beginning on page 40, “Where you can find more information” on page x and “Incorporation of certain documents by reference” beginning on page xi.

	Pro Forma	Pro Forma	Pro Forma
	Twelve months ended	Three months ended	Fiscal year ended

	September 30, 2021	September 30, 2021	June 30, 2021
(in thousands, except percentages)
Pro Forma Statement of Earnings (Loss) Information:
Revenues	$4,660,386	$1,186,785	$4,518,436
Costs, Expenses, and Other Expense:
Cost of goods sold	2,845,106	717,169	2,863,291
Internal research and development	466,786	120,768	453,513
Selling, general and administrative	1,335,872	280,626	1,418,249
Interest expense	210,451	51,841	264,801
Other (income), net	(43,025)	(2,867)	(20,729)

Total Costs, Expense, & Other Expense	4,815,190	1,167,537	4,979,125

Earnings (Loss) Before Income Taxes	(154,804)	19,248	(460,689)
Income tax expense (benefit)	(44,081)	2,450	(109,159)

Net Earnings (Loss)	(110,723)	16,798	(351,530)

Gross profit	1,815,280	469,616	1,655,145
Gross margin	39.0%	39.6%	36.6%

Pro Forma
September 30, 2021
(in thousands)
Pro Forma Balance Sheet Information:
Cash and cash equivalents	$912,682
Total assets	13,965,509
Long-term debt	4,518,261
Long-term debt including the current portion	4,939,915

Pro Forma
September 30, 2021
Total liabilities	7,028,592
Total mezzanine equity(1)	2,094,360
Total shareholders’ equity	4,842,557

	Pro Forma	Pro Forma	Pro Forma
	Twelve months ended	Three months ended	Fiscal year ended
	September 30, 2021	September 30, 2021	June 30, 2021
(in thousands, except percentages)
Non-GAAP and Other Data(2):
Adjusted EBITDA (including cost synergies)(3)	$1,318,174	$267,628	$938,836
Adjusted EBITDA margin (including cost synergies)(4)	28.3%	22.6%	20.8%
Free Cash Flow(5)	1,022,545	159,596	683,492

Last twelve months ended
Other Financial Data:	September 30, 2021
(in thousands, except ratios)
Total debt(6)	$5,032,649
Net debt(7)	$4,119,967
Net secured debt(8)	$2,770,112
Consolidated Total Net Leverage Ratio(9)	3.1x
Consolidated Senior Secured Net Leverage Ratio(10)	2.1x
Fixed Charge Coverage Ratio(11)	6.3x

(1)	“Total mezzanine equity” means II-VI Series B-1 Convertible Preferred Stock and II-VI Series B-2 Convertible Preferred Stock.

(2)	See “Non-GAAP financial measures” for more important information.

(3)

“Adjusted EBITDA (including cost synergies)” means earnings before interest, taxes, depreciation and amortization, adjusted to include cost synergies and to exclude, as applicable, the impact of share-based compensation, foreign currency exchange gains and losses, debt extinguishment expenses, the impact of restructuring and related items, and certain one-time charges.

(4)	“Adjusted EBITDA margin (including cost synergies)” means adjusted EBITDA (including cost synergies) as a percentage of revenue.

(5)	“Free cash flow” means adjusted EBITDA (including cost synergies) less capital expenditures.

(6)	“Total debt” means the principal amount of outstanding indebtedness.

(7)	“Net debt” means the principal amount of outstanding indebtedness less the amount of cash and cash equivalents.

(8)	“Net secured debt” means the principal amount of outstanding secured indebtedness less the amount of cash and cash equivalents.

(9)	“Consolidated Total Net Leverage Ratio” means the principal amount of outstanding indebtedness less the amount of cash and cash equivalents divided by adjusted EBITDA (including cost synergies).

(10)

“Consolidated Senior Secured Net Leverage Ratio” means the principal amount of outstanding secured indebtedness less the amount of cash and cash equivalents divided by adjusted EBITDA (including cost synergies).

(11)	“Fixed Charge Coverage Ratio” means adjusted EBITDA (including cost synergies) divided by interest expense.

Adjusted EBITDA

The following table provides a reconciliation of net earnings (loss) on a pro forma GAAP basis to adjusted EBITDA.

	Pro Forma Twelve months ended	Pro Forma Three months ended	Pro Forma Fiscal year ended

	September 30, 2021	September 30, 2021	June 30, 2021
(in thousands, except percentages)
Net earnings (loss) on pro forma GAAP basis	$(110,723)	$16,798	$(351,530)
Income taxes (benefit)	(44,081)	2,450	(109,159)
Depreciation and amortization	600,656	151,452	594,673
Interest expense	210,451	51,841	264,801
Share-based compensation(1)	142,290	30,795	144,997
Foreign currency exchange (gains) losses	932	(2,865)	8,670
Debt extinguishment expense(2)	-	-	24,747
Restructuring expenses, transaction expenses, and other(3)	268,649	17,157	361,637

Adjusted EBITDA (excluding cost synergies)	1,068,174	267,628	938,836

Expected cost synergies(4)	250,000	-	-

Adjusted EBITDA (including cost synergies)	1,318,174	267,628	938,836

Adjusted EBITDA margin (including cost synergies)	28.3%	22.6%	20.8%

(1)	Excludes share-based compensation expense pertaining to the Finisar acquisition and included in “Restructuring expenses, transaction expenses, and other.”

(2)	Debt extinguishment expense for II-VI’s fiscal 2021 and fiscal 2020, related to the payment in full of the Term Loan B and refinancing of debt in relation to the Finisar acquisition, respectively.

(3)	Represents transaction, integration, severance and restructuring costs related to acquisitions, gain or impairment of investments, and various other one-time, nonrecurring charges.

(4)

We anticipate approximately $150 million of cost synergies to be derived from cost of goods sold (procurement, internal supply of material and components and global supply chain function savings) and approximately $100 million of cost synergies to be derived from operating expenses, including R&D, consolidation of corporate costs and global functional operating expense savings.

Free cash flow

The following table provides a reconciliation of adjusted EBITDA (including cost synergies) to free cash flow.

	Pro Forma Twelve months ended	Pro Forma Three months ended	Pro Forma Fiscal year ended

	September 30, 2021	September 30, 2021	June 30, 2021
(in thousands)
Adjusted EBITDA (including cost synergies)	$1,318,174	$267,628	$938,836
Capital expenditures	(295,629)	(108,032)	(255,344)

Free cash flow	1,022,545	159,596	683,492

Use of proceeds

We expect to receive net proceeds from this offering of approximately $                 , after deducting the initial purchasers’ discount but before deducting estimated offering expenses payable by us. We intend to use the proceeds from the sale of the notes, together with borrowings under the New Credit Agreement and the Bridge Loan Facility, if applicable, proceeds from the Equity Financing and cash from the combined company balance sheets to fund the Cash Consideration, refinance the Existing II-VI Credit Agreement and the Existing Coherent Credit Agreement and certain other existing indebtedness, if any, and pay fees and expenses in connection therewith.

Prior to the earlier of (a) the date of the consummation of the Coherent Acquisition and (b) the Special Mandatory Redemption Date, the gross proceeds of the notes shall not be used for any purpose and shall remain in a bank account reasonably acceptable to the initial purchasers, subject to certain exceptions. See “Description of notes— Activities limiting use of proceeds prior to the Coherent Acquisition.”

The closing of this offering is expected to occur prior to the consummation of the Coherent Acquisition. The closing of this offering is not conditioned upon the consummation of the Coherent Acquisition. If the Coherent Acquisition has not been consummated on or prior to 11:59 pm, Eastern time, on December 15, 2022, or upon the occurrence of certain other events, then the Company will be required to redeem all outstanding notes on the Special Mandatory Redemption Date at the Special Mandatory Redemption Price. See “Description of notes—Special mandatory redemption.”

Affiliates of certain of the initial purchasers are lenders under the Existing II-VI Credit Agreement and the Existing Coherent Credit Agreement, each of which are expected to be repaid with proceeds of the offering of the notes and will receive a portion of the amounts repaid under each of the agreements. See “Plan of distribution.”

The following table outlines the estimated sources of funds and uses of proceeds related to the Transactions:

Sources	Amount	Uses	Amount
	(in thousands)		(in thousands)
New equity to seller	$1,536,726	Purchase price	$6,954,245
Term Loan A Facility	850,000	Existing II-VI Credit Agreement	1,041,942
Term Loan B Facility	2,800,000	Refinance Coherent debt	417,201
Notes offered hereby	990,000	Estimated fees and expenses	267,365
Bain preferred equity	2,150,000
Cash from balance sheet	354,027

Total	$8,680,753	Total	$8,680,753

Capitalization

The following table sets forth the cash position and capitalization:

●	of II-VI and its subsidiaries on an actual consolidated basis, as of September 30, 2021;

●	of Coherent and its subsidiaries on an actual consolidated basis, as of September 30, 2021; and

●	on a pro forma as adjusted basis to give effect to the Transactions, as of September 30, 2021.

This table should be read in conjunction with “The Coherent acquisition,” “Use of proceeds,” “Unaudited pro forma condensed combined financial information,” and “Description of certain other indebtedness” and our and Coherent’s financial statements and related notes incorporated by reference herein. This information is not necessarily indicative of our future capitalization.

(in millions)*	II-VI Actual	Coherent Actual	Pro Forma Adjustments	Pro Forma II-VI
Cash and cash equivalents	$1,560	$457	$(1,104)	$913

Short-term borrowings
Line of credit borrowings	—	10	(10)	—
Long-term debt(1)
Existing Coherent Credit Agreement	—	401	(401)	—
1.3% term loan due 2024(2)	—	4	—	4
1.0% State of Connecticut term loan due 2023(2)	—	1	—	1
Coherent Commerzbank Facility	—	28	—	28
Existing II-VI Credit Agreement	1,018	—	(1,018)	—
Existing Finisar Convertible Notes	15	—	—	15
Existing II-VI Convertible Notes(3)	343	—	—	343
Term Loan A Facility(4)	—	—	837	837
Term Loan B Facility(5)	—	—	2,737	2,737
Notes offered hereby(6)	—	—	975	975
Total debt	$1,376	$444	$3,119	$4,940

Total mezzanine equity(7)	$736	$—	$1,358	$2,094

Total shareholders’ equity	$3,458	$868	$516	$4,843

Total capitalization	$5,571	$1,312	$4,994	$11,877

*	Certain figures do not sum due to rounding.

(1)

As of September 30, 2021, on a pro forma basis as adjusted to give effect to the Transactions, (i) the Revolving Credit Facility would have provided for unused commitments of $350 million and (ii) we expect that the dollar basket for the incremental facility of the New Credit Agreement would have permitted an incremental facility in an amount equal to approximately $1,318 million.

(2)	Coherent’s 1.3% term loan due 2024 and 1.0% State of Connecticut term loan due 2023 may be paid off in connection with the Transactions.

(3)	Existing II-VI Convertible Notes are presented net of $1.9 million of debt issuance costs including initial purchaser discount.

(4)	Term Loan A Facility is presented net of $12.6 million of estimated debt issuance costs.

(5)	Term Loan B Facility is presented net of $63.4 million of estimated debt issuance costs.

(6)	Notes offered hereby are presented net of $14.9 million of estimated debt issuance costs.

(7)	II-VI Series B-1 Convertible Preferred Stock and II-VI Series B-2 Convertible Preferred Stock are presented net of issuance costs and are inclusive of applicable accretion and dividends.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of September 30, 2021

($ in 000’s)

	II-VI Historical As of September 30, 2021	Coherent Reclassed As of October 2, 2021 (Note 2)	Coherent Transaction Accounting Adjustments	(Note 4)	Transaction Accounting Adjustments – Financing	(Note 4)	Pro Forma Combined
Assets
Current Assets:
Cash and cash equivalents	$1,560,175	$456,534	$(5,942,617)	(a)	$4,838,590	(a)	$912,682
Restricted cash	—	1,527	—		—		1,527
Accounts receivable — less allowance for doubtful accounts	663,940	249,389	—		—		913,329
Inventories	747,413	392,241	92,302	(b)	—		1,231,956
Prepaid and refundable income taxes	14,652	34,979	—		—		49,631
Prepaid and other current assets	64,771	44,615	—		—		109,386

Total Current Assets	$3,050,951	$1,179,285	$(5,850,315)		$4,838,590		$3,218,511

Property, plant & equipment, net	1,242,093	302,613	34,347	(l)	—		1,579,053
Goodwill	1,294,748	105,261	4,058,121	(d)	—		5,458,130
Other intangible assets, net	697,209	14,740	2,451,009	(c)	—		3,162,958
Non-current restricted cash	—	4,460	—		—		4,460
Deferred income taxes	33,495	153,685	23,166	(e)	—		210,346
Other assets	197,366	128,886	—		5,799	(f)	332,051

Total Assets	$6,515,862	1,888,930	$716,328		$4,844,389		$13,965,509

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current Liabilities:
Current portion of long-term debt	$420,029	$18,395	$(14,972)	(f)	$(1,798)	(f)	$421,654
Accounts payable	295,003	104,539	—		—		399,542
Accrued compensation and benefits	125,218	101,380	—		—		226,598
Operating lease current liabilities	27,087	15,230	—		—		42,317
Accrued income taxes payable	12,148	20,991	—		—		33,139
Other accrued liabilities	149,172	121,680	—		(42)	(f)	270,810

Total Current Liabilities	$1,028,657	$382,215	$(14,972)		$(1,840)		$1,394,060

Long-term debt	956,377	425,800	(396,429)	(f)	3,532,513	(f)	4,518,261
Deferred income taxes	81,173	19,356	567,085	(e)	—		667,614
Operating lease liabilities	125,145	65,479	—		—		190,624
Other liabilities	130,138	127,895	—		—		258,033

Total Liabilities	$2,321,490	$1,020,745	$155,684		$3,530,673		$7,028,592

Mezzanine Equity
Series B redeemable convertible preferred stock	736,360	—	—		1,358,000	(g)	2,094,360

Total Mezzanine Equity	$736,360	$—	$—		$1,358,000		$2,094,360

Shareholders’ Equity
Series A preferred stock	445,319	—	—		—		445,319
Common stock	2,002,452	244	1,536,482	(h)	—		3,539,178
Additional paid-in capital	—	123,135	(123,135)	(i)	—		—
Accumulated other comprehensive income (loss)	2,567	(20,818)	20,818	(k)	—		2,567
Retained earnings	1,239,075	765,624	(873,521)	(j)	(44,284)	(j)	1,086,894
Treasury stock, at cost	(231,401)	—	—		—		(231,401)
Total Shareholders’ Equity	$3,458,012	$868,185	$560,644		$(44,284)		$4,842,557

Total Liabilities, Mezzanine Equity and Shareholders’ Equity	$6,515,862	$1,888,930	$716,328		$4,844,389		$13,965,509

See the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS (LOSS)

For the Three Months Ended September 30, 2021

($ in 000’s, except per share data)

	II-VI Historical Three Months Ended September 30, 2021	Coherent Reclassed Three Months Ended October 2, 2021 (Note 2)	Coherent Transaction Accounting Adjustments	(Note 5A)	Transaction Accounting Adjustments - Financing	(Note 5A)	Pro Forma Combined	(Note 5A)
Revenues	$795,111	$391,674	$—		$—		$1,186,785
Costs, Expenses, and Other Expense (Income)
Cost of goods sold	478,921	237,863	385	(a)	—		717,169
Internal research and development	88,966	32,056	(254)	(b)	—		120,768
Selling, general and administrative	132,174	82,786	65,666	(c)	—		280,626
Interest expense	12,191	4,518	(4,340)	(d)	39,472	(d)	51,841
Other expense (income), net	(7,582)	4,715	—		—		(2,867)

Total Costs, Expenses, and Other Expense (Income)	704,670	361,938	61,457		39,472		1,167,537

Earnings (Loss) Before Income Taxes	90,441	29,736	(61,457)		(39,472)		19,248
Income tax expense (benefit)	15,977	8,678	(13,521)	(e)	(8,684)	(e)	2,450

Net Earnings (Loss)	$74,464	$21,058	$(47,936)		$(30,788)		$16,798

Less: Dividends on Preferred Stock	17,082	—	—		19,675	(f)	36,757

Net Earnings (Loss) available to the Common Shareholders	$57,382	$21,058	$(47,936)		$(50,463)		$(19,959)

Basic Earnings (Loss) Per Share	$0.54						$(0.15)	(g)

Diluted Earnings (Loss) Per Share	$0.50						$(0.15)	(g)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS (LOSS)

For the Year Ended June 30, 2021

($ in 000’s, except per share data)

	II-VI Historical Year Ended June 30, 2021	Public Offerings Transaction Accounting Adjustments	(Note 5B)	Adjusted II- VI Year Ended June 30, 2021	Coherent Reclassed Year Ended July 3, 2021 (Note 2)	Coherent Transaction Accounting Adjustments	(Note 5A)	Transaction Accounting Adjustments - Financing	(Note 5A)	Pro Forma Combined	(Note 5A)
Revenues	$3,105,891	$—		$3,105,891	$1,412,545	$—		$—		$4,518,436
Costs, Expenses, and Other Expense (Income)
Cost of goods sold	1,889,678	—		1,889,678	875,081	98,532	(a)	—		2,863,291
Internal research and development	330,105	—		330,105	121,031	2,377	(b)	—		453,513
Selling, general and administrative	483,989	—		483,989	543,900	390,360	(c)	—		1,418,249
Interest expense	59,899	(573)	(a)	59,326	18,015	(17,791)	(d)	205,251	(d)	264,801
Other (income), net	(10,370)	—		(10,370)	(10,359)	—		—		(20,729)

Total Costs, Expenses, and Other Expense (Income)	2,753,301	(573)		2,752,728	1,547,668	473,478		205,251		4,979,125

Earnings (Loss) Before Income Taxes	352,590	573		353,163	(135,123)	(473,478)		(205,251)		(460,689)
Income tax expense (benefit)	55,038	126	(b)	55,164	(15,003)	(104,165)	(e)	(45,155)	(e)	(109,159)

Net Earnings (Loss)	$297,552	$447		$297,999	$(120,120)	$(369,313)		$(160,096)		$(351,530)

Less: Dividends on Preferred Stock	37,231	460	(c)	37,691	—	—		105,891	(f)	143,582

Net Earnings (Loss) available to the Common Shareholders	$260,321	$(13)		$260,308	$(120,120)	$(369,313)		$(265,987)		$(495,112)

Basic Earnings (Loss) Per Share	$2.50									$(3.87)	(g)

Diluted Earnings (Loss) Per Share	$2.37									$(3.87)	(g)

See the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 1 - Basis of Presentation

II-VI and Coherent’s historical financial statements were prepared in accordance with U.S. GAAP and presented in U.S. dollars. As discussed in Note 2, certain reclassifications were made to align II-VI and Coherent’s financial statement presentation. II-VI is currently in the process of evaluating Coherent’s accounting policies, which will be finalized upon completion of the Coherent Acquisition, or as more information becomes available. As a result of that review, additional differences could be identified between the accounting policies of the two companies. With the information currently available, II-VI has determined that no significant adjustments are necessary to conform Coherent’s financial statements to the accounting policies used by II-VI.

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting in accordance with ASC 805, with II-VI as the accounting acquirer, using the fair value concepts defined in ASC Topic 820, Fair Value Measurement, and based on the historical consolidated financial statements of II-VI and Coherent. Under ASC 805, all assets acquired and liabilities assumed in a business combination are recognized and measured at their assumed acquisition date fair value, while transaction costs associated with the business combination are expensed as incurred. The excess of Merger Consideration over the estimated fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill.

The allocation of the aggregate Merger Consideration depends upon certain estimates and assumptions, all of which are preliminary. The allocation of the aggregate Merger Consideration has been made for the purpose of developing the unaudited pro forma condensed combined financial information. The final determination of fair values of assets acquired and liabilities assumed relating to the Coherent Acquisition could differ materially from the preliminary allocation of aggregate Merger Consideration. The final valuation will be based on the actual net tangible and intangible assets of Coherent existing at the acquisition date.

The unaudited pro forma condensed combined balance sheet, as of September 30, 2021, the unaudited pro forma condensed combined statement of earnings (loss) for the year ended June 30, 2021 and the unaudited pro forma condensed combined statement of earnings (loss) for the three months ended September 30, 2021 presented herein, are based on the historical financial statements of II-VI and Coherent. As a result of II-VI having a different fiscal period-end than Coherent, the unaudited pro forma condensed combined financial information has been aligned as follows:

•

The unaudited pro forma condensed combined balance sheet as of September 30, 2021 is presented as if II-VI’s acquisition of Coherent had occurred on September 30, 2021 and combines the historical balance sheet of II-VI as of September 30, 2021 with the historical balance sheet of Coherent as of October 2, 2021.

•

The unaudited pro forma condensed combined statement of earnings (loss) for the year ended June 30, 2021 has been prepared as if the Coherent Acquisition and the public offerings had occurred on July 1, 2020 and combines II-VI’s historical statement of earnings for the fiscal year ended June 30, 2021 with Coherent’s historical statement of operations for the twelve-month period ended July 3, 2021.

○

Coherent’s historical statement of operations for the twelve-month period ended July 3, 2021 was prepared by taking the unaudited condensed consolidated statement of operations for the nine months ended July 3, 2021, adding the audited consolidated statement of operations for the fiscal year ended October 3, 2020, and subtracting the unaudited condensed consolidated statement of operations for the nine months ended July 4, 2020.

•

The unaudited pro forma condensed combined statement of earnings (loss) for the three months ended September 30, 2021 has been prepared as if the Coherent Acquisition had occurred on July 1, 2020 and combines II-VI’s historical statement of earnings for the three months ended September 30, 2021 with Coherent’s historical statement of operations for the three months ended October 2, 2021.

○

Coherent’s historical statement of operations for the three months ended October 2, 2021 was prepared by taking the audited consolidated statement of operations for the fiscal year ended October 2, 2021 and subtracting the unaudited condensed consolidated statement of operations for the nine months ended July 3, 2021.

The unaudited pro forma condensed combined financial information does not reflect any anticipated synergies or dissynergies, operating efficiencies or cost synergies that may result from the Coherent Acquisition or any acquisition and integration costs that may be incurred. The pro forma adjustments represent II-VI management’s best estimates and are based upon currently available information and certain assumptions that II-VI believes are reasonable under the circumstances. II-VI is not aware of any material transactions between II-VI and Coherent during the periods presented. Accordingly, adjustments to eliminate transactions between II-VI and Coherent have not been reflected in the unaudited pro forma condensed combined financial information.

Note 2 - II-VI and Coherent reclassification adjustments

During the preparation of this unaudited pro forma condensed combined financial information, management performed a preliminary analysis of Coherent’s financial information to identify differences in accounting policies as compared to those of II-VI and differences in financial statement presentation as compared to the presentation of II-VI. With the information currently available, II-VI has determined that no significant adjustments are necessary to conform Coherent’s financial statements to the accounting policies used by II-VI. However, certain reclassification adjustments have been made to conform Coherent’s historical financial statement presentation to II-VI’s financial statement presentation. Following the Coherent Acquisition, the combined company will finalize the review of accounting policies and reclassifications, which could be materially different from the amounts set forth in the unaudited pro forma condensed combined financial information presented herein.

A)	Refer to the table below for a summary of reclassification adjustments made to present Coherent’s balance sheet as of September 30, 2021 to conform with that of II-VI’s:

(in 000’s)	Coherent Historical Consolidated Balance Sheet Line Items	II-VI Historical Consolidated Balance Sheet Line Items	Coherent Historical Consolidated Balances As of October 2, 2021	Reclassification		Coherent Reclassed As of October 2, 2021

	Cash and cash equivalents	Cash and cash equivalents	$456,534	$-		$456,534
	Restricted cash		1,527	-		1,527
	Accounts receivable—net of allowances	Accounts receivable - less allowance for doubtful accounts	249,389	-		249,389
	Inventories	Inventories	392,241	-		392,241
	Prepaid expenses and other assets	Prepaid and other current assets	79,594	(34,979)	(e)	44,615
		Prepaid and refundable income taxes	-	34,979	(e)	34,979
	Property and equipment, net	Property, plant & equipment, net	302,613	-		302,613
	Goodwill	Goodwill	105,261	-		105,261
	Intangible assets, net	Other intangible assets, net	14,740	-		14,740
	Non-current restricted cash		4,460	-		4,460
		Deferred income taxes	-	153,685	(a)	153,685
	Other assets	Other assets	282,571	(153,685)	(a)	128,886
	Short-term borrowings and current-portion of long-term obligations	Current portion of long-term debt	18,395	-		18,395
	Accounts payable	Accounts payable	104,539	-		104,539
		Accrued compensation and benefits	-	101,380	(b)	101,380
		Operating lease current liabilities	-	15,230	(b)	15,230
	Income taxes payable	Accrued income taxes payable	20,991	-		20,991
	Other current liabilities	Other accrued liabilities	238,290	(116,610)	(b)	121,680
	Long-term obligations	Long-term debt	425,800	-		425,800
		Deferred income taxes	-	19,356	(c)	19,356
		Operating lease liabilities	-	65,479	(d)	65,479

(in 000’s)	Coherent Historical Consolidated Balance Sheet Line Items	II-VI Historical Consolidated Balance Sheet Line Items	Coherent Historical Consolidated Balances As of October 2, 2021	Reclassification		Coherent Reclassed As of October 2, 2021

	Other long-term liabilities	Other liabilities	212,730	(84,835)	(c)(d)	127,895
	Common stock	Common stock	244	-		244
	Additional paid-in capital		123,135	-		123,135
	Accumulated other comprehensive loss	Accumulated other comprehensive income (loss)	(20,818)	-		(20,818)
	Retained earnings	Retained earnings	765,624	-		765,624

(a)	Reclassification of $153.7 million of other assets to deferred income taxes.

(b)	Reclassification of $116.6 million of other accrued liabilities to accrued compensation and benefits and operating lease current liabilities.

(c)	Reclassification of $19.4 million of other liabilities to deferred income taxes.

(d)	Reclassification of $65.5 million of other liabilities to operating lease liabilities.

(e)	Reclassification of $35.0 million of prepaid and other current assets to prepaid and refundable income taxes.

B)	Refer to the table below for a summary of adjustments made to present Coherent’s statement of operations for the three months ended September 30, 2021 to conform with that of II-VI’s:

(in 000’s)	Coherent Historical Consolidated Statements of Operations Line Items	II-VI Historical Consolidated Statements of Earnings (Loss) Line Items	Coherent Three Months Ended October 2, 2021	Reclassification		Coherent Reclassed Three Months Ended October 2, 2021

	Net sales	Revenues	$391,674	$-		$391,674
	Cost of sales	Cost of goods sold	239,838	(1,975)	(c)	237,863
	Research and development	Internal research and development	32,056	-		32,056
	Selling, general and administrative	Selling, general and administrative	78,754	4,032	(a) (c) (d)	82,786
	Merger and acquisition costs		1,473	(1,473)	(d)	-
	Amortization of intangible assets		584	(584)	(a)	-
	Interest income		97	(97)	(b)	-
	Interest expense	Interest expense	4,518	-		4,518
	Other-net	Other expense (income), net	4,812	(97)	(b)	4,715
	Provision for (benefit from) income taxes	Income tax expense (benefit)	8,678	-		8,678

(a)	Reclassification of $0.6 million of amortization of intangible assets to selling, general and administrative.

(b)	Reclassification of $0.1 million of interest income to other expense (income), net.

(c)	Reclassification of $2.0 million of amortization of intangible assets within cost of goods sold to selling, general and administrative.

(d)	Reclassification of $1.5 million of merger and acquisition costs to selling, general and administrative.

C)	Refer to the table below for a summary of adjustments made to present Coherent’s statement of operations for the year ended June 30, 2021 to conform with that of II-VI’s:

(in 000’s)	Coherent Historical Consolidated Statements of Operations Line Items	II-VI Historical Consolidated Statements of Earnings (Loss) Line Items	Coherent Year Ended July 3, 2021	Reclassification		Coherent Reclassed Year Ended July 3, 2021

	Net sales	Revenues	$1,412,545	$-		$1,412,545
	Cost of sales	Cost of goods sold	883,308	(8,227)	(c)	875,081
	Research and development	Internal research and development	121,031	-		121,031
	Selling, general and administrative	Selling, general and administrative	298,190	245,710	(a) (c) (d)	543,900
	Merger and acquisition costs		234,574	(234,574)	(d)	-
	Amortization of intangible assets		2,909	(2,909)	(a)	-
	Interest income		508	(508)	(b)	-
	Interest expense	Interest expense	18,015	-		18,015
	Other-net	Other expense (income), net	(9,851)	(508)	(b)	(10,359)
	Provision for (benefit from) income taxes	Income tax expense (benefit)	(15,003)	-		(15,003)

(a)	Reclassification of $2.9 million of amortization of intangible assets to selling, general and administrative.

(b)	Reclassification of $0.5 million of interest income to other expense (income), net.

(c)	Reclassification of $8.2 million of amortization of intangible assets within cost of goods sold to selling, general and administrative.

(d)

Reclassification of $234.6 million of merger and acquisition costs to selling, general and administrative. Included in Coherent’s merger and acquisition costs is a termination fee of $217.6 million related to the termination of a prior merger agreement. These costs will not affect the condensed combined statement of earnings (loss) beyond twelve months after the acquisition date.

Note 3 – Preliminary purchase price allocation

Estimated Aggregate Merger Consideration

The following table summarizes the preliminary estimated aggregate Merger Consideration for Coherent with reference to II-VI’s share price of $64.21 on November 9, 2021:

(in 000’s)	Amount

Estimated cash paid for outstanding Coherent common stock (i)	$5,416,219
Estimated shares of II-VI common stock issued to Coherent stockholders (ii)	1,438,526
Estimated converted Coherent RSUs attributable to pre-combination service (iii)	97,800
Estimated payment of Coherent debt (iv)	417,201
Estimated consideration for Coherent director RSUs (v)	1,700

Preliminary estimated aggregate merger consideration	$7,371,446

(i)

The cash component of the preliminary estimated aggregate Merger Consideration is based on 24,619,176 shares of outstanding Coherent common stock being exchanged and the $220.00 per share cash portion of the Merger Consideration.

(ii)

Value of estimated shares of II-VI common stock issued is based on 24,619,176 shares of outstanding Coherent common stock being exchanged and 0.91 of a share of II-VI common stock being issued at a closing share price of $64.21 on November 9, 2021.

(iii)

As discussed in “Description of the Coherent Acquisition,” certain equity awards of Coherent will be replaced by II-VI’s equity awards with similar terms. The portion of the estimated fair value of II-VI’s equity awards attributable to the pre-combination service period represents aggregate Merger Consideration. The remainder of the fair value will be recognized as compensation expense subsequent to the Coherent Acquisition.

(iv)	The estimated cash paid by II-VI to settle Coherent’s Euro Term Loan and outstanding line of credit borrowings of $407.2 million and $10.0 million, respectively.

(v)

Estimated consideration for Coherent director RSUs represents the settlement of Coherent RSUs granted to members of the Coherent board. The estimated consideration consists of $1.3 million in cash consideration and $0.4 million in consideration in shares of II-VI common stock.

The preliminary estimated aggregate Merger Consideration could significantly differ from the amounts presented due to movements in the II-VI share price up to the closing date. A sensitivity analysis related to the fluctuation in the II-VI share price was performed to assess the impact a hypothetical change of 10% on the closing price of II-VI common stock on November 9, 2021 would have on the estimated preliminary aggregate Merger Consideration as of the closing date and a corresponding adjustment to goodwill recognized on the opening balance sheet:

	Stock Price	Total Estimated Consideration
10% increase	$70.63	$7,515,298
10% decrease	$57.79	$7,227,593

Preliminary Aggregate Merger Consideration Allocation

The assumed accounting for the Coherent Acquisition, including the preliminary aggregate Merger Consideration, is based on provisional amounts, and the associated purchase accounting is not final. The preliminary allocation of the purchase price to the acquired assets and assumed liabilities was based upon the preliminary estimate of fair values. For the preliminary estimate of fair values of assets acquired and liabilities assumed of Coherent, II-VI used publicly available benchmarking information as well as a variety of other assumptions, including market participant assumptions. II-VI is expected to use widely accepted income-based, market-based, and cost-based valuation approaches upon finalization of purchase accounting for the Coherent Acquisition. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. The unaudited pro forma adjustments are based upon available information and certain assumptions that II-VI believes are reasonable under the circumstances. The purchase price adjustments relating to the Coherent and II-VI combined financial information are preliminary and subject to change, as additional information becomes available and as additional analyses are performed.

The following table summarizes the preliminary aggregate Merger Consideration allocation, as if the Coherent Acquisition had been completed on September 30, 2021:

(in 000’s)	Amount
Assets:
Cash and cash equivalents	$456,534
Restricted cash	1,527
Accounts receivable	249,389
Inventories (i)	484,543
Prepaid and other current assets	79,594
Other intangible assets (ii)	2,465,749
Property, plant & equipment (iii)	336,960
Non-current restricted cash	4,460
Deferred income taxes	176,851
Other assets	128,886
Goodwill	4,163,382
Liabilities:
Current portion of long-term debt	3,423
Accounts payable	104,539
Accrued compensation and benefits	101,380
Operating lease current liabilities	15,230
Accrued income taxes payable	20,991
Other accrued liabilities	121,680
Long-term debt	29,371
Deferred income taxes	586,441
Operating lease liabilities	65,479
Other liabilities	127,895

Estimated preliminary aggregate acquisition consideration	$7,371,446

(i)

The unaudited pro forma condensed combined balance sheet has been adjusted to record Coherent’s inventories at a preliminary fair value of approximately $484.5 million, an increase of $92.3 million from the carrying value. The unaudited pro forma condensed combined statement of earnings (loss) for the year ended June 30, 2021 has been adjusted to recognize additional cost of goods sold related to the increased basis. The additional costs are not anticipated to affect the condensed combined statements of earnings (loss) beyond twelve months after the acquisition date.

(ii)	Preliminary identifiable intangible assets in the unaudited pro forma condensed combined financial information consists of the following:

(in 000’s)	Preliminary Fair Value	Estimated Useful Life
Preliminary fair value of intangible assets acquired:
Trade names and trademarks	$103,200	5.8 years
Customer relationships	777,688	10.5 years
Developed technology	1,584,861	8.5 years

Intangible assets acquired	$2,465,749

A 10% change in the valuation of intangible assets would cause a corresponding increase or decrease in the amortization expense of approximately $7.0 million for the three months ended September 30, 2021 and $27.8 million for the year ended June 30, 2021. Pro forma amortization is preliminary and based on the use of straight-line amortization. The amount of amortization following the Coherent Acquisition may differ significantly between periods based upon the final value assigned and amortization methodology used for each identifiable intangible asset.

(iii)

The unaudited pro forma condensed combined balance sheet has been adjusted to record Coherent’s property, plant and equipment (consisting of land, buildings and improvements, equipment, furniture and fixtures, and leasehold improvements) at a preliminary fair value of approximately $337.0 million, an increase of $34.3 million from the carrying value. The unaudited pro forma condensed combined statements of earnings (loss) have been adjusted to recognize additional depreciation expense related to the increased basis under cost of goods sold. The additional depreciation expense is computed with the assumption that the various categories of assets will be depreciated over a useful life of 10-15 years on a straight-line basis.

Note 4 – Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

(a)	Reflects adjustment to cash and cash equivalents:

(in 000’s)	Amount
Pro forma transaction accounting adjustments:
II-VI transaction costs (i)	$(36,800)
Coherent transaction costs (i)	(71,097)
Cash paid to settle Coherent director RSUs (ii)	(1,300)
Payment of Coherent debt (iii)	(417,201)
Cash paid for outstanding Coherent common stock	(5,416,219)

Net pro forma transaction accounting adjustment to cash and cash equivalents	$(5,942,617)

Pro forma transaction accounting adjustments - financing:
Cash from new debt financing, net of debt issuance costs (v)	$4,522,532
Cash from issuance of II-VI Series B convertible preferred stock, net of equity issuance costs	1,358,000
Payment of II-VI debt and accrued interest (iv)	(1,041,942)

Net pro forma transaction accounting adjustment - financing to cash and cash equivalents	$4,838,590

(i)	These costs consist of legal advisory, financial advisory, accounting and consulting costs.

(ii)	One-time payment to settle equity awards for directors, as described in Note 3 above.

(iii)	The estimated cash paid by II-VI to settle Coherent’s Euro Term Loan and outstanding line of credit borrowings of $407.2 million and $10.0 million, respectively.

(iv)	The estimated cash paid to settle II-VI’s senior secured first-lien term A loan facility with Bank of America including accrued interest.

(v)	The cash from the Debt Financing, net of debt issuance costs includes the $20.8 million payment of debt issuance costs related to the Bridge Loan Facility, as reflected in Note 4(j) below.

(b)	Reflects the preliminary purchase accounting adjustment for inventories based on the acquisition method of accounting.

(in 000’s)	Amount
Pro forma transaction accounting adjustments:
Elimination of Coherent’s inventories - carrying value	$(392,241)
Preliminary fair value of acquired inventories	484,543

Net pro forma transaction accounting adjustment to inventories	$92,302

Represents the adjustment of acquired inventories to its preliminary estimated fair value. After the closing, the step up in inventories to fair value will increase cost of goods sold as the inventories are sold, which for purposes of these pro forma financial statements is assumed to occur within the first year after the Coherent Acquisition.

(c)

Reflects the preliminary purchase accounting adjustment for estimated intangibles based on the acquisition method of accounting. Refer to Note 3 above for additional information on the acquired intangible assets expected to be recognized.

(in 000’s)	Amount

Pro forma transaction accounting adjustments:
Elimination of Coherent’s historical net book value of intangible assets	$(14,740)
Preliminary fair value of acquired intangibles	2,465,749

Net pro forma transaction accounting adjustment to intangible assets, net	$2,451,009

(d)

Preliminary goodwill adjustment of $4,058.1 million which represents the elimination of historical goodwill and excess of the estimated aggregate Merger Consideration over the preliminary fair value of the underlying assets acquired and liabilities assumed.

(in 000’s)	Amount

Pro forma transaction accounting adjustments:
Elimination of Coherent’s historical goodwill	$(105,261)
Goodwill per purchase price allocation (Note 3)	4,163,382

Net pro forma transaction accounting adjustment to goodwill	$4,058,121

(e)

Reflects the originating deferred taxes resulting from pro forma fair value adjustments of the acquired assets and assumed liabilities based on the applicable statutory tax rate with the respective estimated purchase price allocation. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-merger activities, including cash needs, the geographical mix of income and changes in tax law. Because the tax rates used for the pro forma financial information are estimated, the blended rate will likely vary from the actual effective rate in periods subsequent to completion of the Coherent Acquisition. This determination is preliminary and subject to change based upon the final determination of the fair value of the acquired assets and assumed liabilities.

(f)

Reflects the term loan facility, net of unamortized debt issuance costs and original issue discount, to fund a portion of the Coherent Acquisition. The adjustment to current and long-term debt is comprised of the following items:

(in 000’s)	Amount

Pro forma transaction accounting adjustments:
Settlement of Coherent’s Euro term loan and outstanding line of credit borrowings	$(411,401)

Net pro forma transaction accounting adjustments to debt	$(411,401)

Pro forma transaction accounting adjustments to debt:
Current portion of long-term debt	$(14,972)
Long-term debt	$(396,429)
Pro forma transaction accounting adjustments – financing:
Gross proceeds from new debt financing:
Revolving credit facility	$-
Term Loan A	850,000
Term Loan B	2,800,000
High yield bonds	990,000
Debt issuance costs related to new debt financing (iii)	(96,657)

Net proceeds from new debt financing	$4,543,343
Settlement of II-VI debt (and accrued interest)	(1,018,469)

Net pro forma transaction accounting adjustments - financing to debt	$3,524,874

Pro forma transaction accounting adjustments - financing to prepaid and other current assets & other assets:
Other assets (i)	$5,799
Pro forma transaction accounting adjustments - financing to debt:
Other accrued liabilities (ii)	$(42)
Current portion of long-term debt	$(1,798)
Long-term debt	$3,532,513

(i)	Other assets represent $5.8 million of fees related to the establishment of the $350.0 million senior secured revolving credit facility pursuant to the debt commitment letter.

(ii)	Other accrued liabilities represent accrued interest on the senior secured first-lien term A loan facility with Bank of America.

(iii)

An additional “ticking fee” will accrue on the Term Loan B if the Term Loan B is not syndicated prior to December 15, 2021. For the purposes of these unaudited condensed combined pro forma financial statements, the “ticking fee” is not included.

(g)

Reflects the issuance of shares of II-VI Series B-2 convertible preferred stock in the Equity Financing reflected in mezzanine equity as the Series B-2 preferred stock is redeemable for cash outside of the control of II-VI.

(in 000’s)	Amount

Pro forma transaction accounting adjustments - financing:
II-VI Series B-2 preferred stock issuance	$1,400,000
Less: Equity issuance costs	(42,000)

Net pro forma transaction accounting adjustment to preferred stock	$1,358,000

(h)	Reflects the elimination of Coherent’s historical common stock and the common stock consideration component of the Coherent Acquisition.

(in 000’s)	Amount

Pro forma transaction accounting adjustments:
Elimination of Coherent’s historical common stock	$(244)
Estimated shares of II-VI common stock issued to Coherent stockholders	1,438,526
Estimated converted Coherent RSUs attributable to pre-combination services	97,800
Estimated consideration for Coherent director RSUs	400

Net pro forma transaction accounting adjustment to common stock	$1,536,482

(i)	Reflects the elimination of Coherent’s historical additional paid-in capital.

(j)

Reflects the elimination of Coherent’s retained earnings, write-off of II-VI debt issuance costs associated with the senior secured first-lien term A loan facility with Bank of America, and the payment of transaction costs.

(in 000’s)	Amount

Pro forma transaction accounting adjustments:
Elimination of Coherent’s retained earnings	$(765,624)
II-VI’s transaction accounting costs (i)	(36,800)
Coherent’s transaction accounting costs (i)	(71,097)
Net pro forma transaction accounting adjustments to retained earnings	$(873,521)

Pro forma transaction accounting adjustments - financing:
Write-off of II-VI debt issuance costs	$(23,473)
Bridge Loan Facility fees	(20,811)

Net pro forma transaction accounting adjustments - financing to retained earnings	$(44,284)

(i)	These costs consist of financial advisory, legal advisory, accounting and consulting costs.

(k)	Reflects the elimination of Coherent’s historical accumulated other comprehensive loss.

(l)	Reflects the preliminary purchase accounting adjustment for property, plant and equipment based on the acquisition method of accounting.

(in 000’s)	Amount

Pro forma transaction accounting adjustments:
Elimination of Coherent’s historical net book value of property, plant & equipment	$(302,613)
Preliminary fair value of acquired property, plant & equipment	336,960

Net pro forma transaction accounting adjustments to property, plant & equipment	$34,347

Note 5 – Pro Forma Adjustments to the Unaudited Condensed Combined Statements of Earnings (Loss)

(A)

Adjustments included in the Coherent Transaction Accounting Adjustments column and Transaction Accounting Adjustments – Financing column in the accompanying unaudited pro forma condensed combined statements of earnings (loss) for the three months ended September 30, 2021 and fiscal year ended June 30, 2021 are as follows:

(a) Reflects the adjustments to cost of goods sold, including the preliminary incremental stock-based compensation expense for II-VI replacement equity awards, estimated fair value of inventories recognized through cost of goods sold during the first year after the Coherent Acquisition and the incremental depreciation expense from the fair value adjustment to property, plant and equipment.

(in 000’s)	For the Three Months Ended September 30, 2021	For the Year Ended June 30, 2021

Pro forma transaction accounting adjustments:
Removal of historical Coherent stock-based compensation expense	$(1,694)	$(7,865)
Record stock-based compensation expense	1,360	11,220
Inventory step-up flowing through cost of goods sold (i)	-	92,302
Property, plant and equipment depreciation step-up	719	2,875

Net pro forma transaction accounting adjustment to cost of goods sold	$385	$98,532

(i)	These costs are non-recurring in nature and not anticipated to affect the condensed combined statements of earnings (loss) beyond twelve months after the acquisition date.

(b) Reflects the adjustments to internal research and development expenses associated with the preliminary incremental stock-based compensation expense for II-VI replacement equity awards.

(in 000’s)	For the Three Months Ended September 30, 2021	For the Year Ended June 30, 2021

Pro forma transaction accounting adjustments:
Removal of historical Coherent stock-based compensation expense	$(1,134)	$(4,883)
Record stock-based compensation expense	880	7,260

Net pro forma transaction accounting adjustment to internal research and development expense	$(254)	$2,377

(c) Reflects the adjustments to selling, general and administrative expenses (“SG&A”) including the amortization of the estimated fair value of intangibles, the preliminary incremental stock-based compensation expense for II-VI replacement equity awards and the estimated transaction costs expensed.

(in 000’s)	For the Three Months Ended September 30, 2021	For the Year Ended June 30, 2021

Pro forma transaction accounting adjustments:
Removal of historical Coherent amortization of intangible assets	$(2,559)	$(11,136)
Amortization of intangible assets	69,617	278,467
Removal of historical Coherent stock-based compensation expense	(7,152)	(32,388)
Record stock-based compensation expense	5,760	47,520
Expected transaction expenses (i)	-	107,897

Net pro forma transaction accounting adjustment to SG&A	$65,666	$390,360

(i)

Represents additional transaction costs to be incurred by II-VI and Coherent subsequent to September 30, 2021. These costs will not affect the Company’s condensed combined statements of earnings (loss) beyond 12 months after the acquisition date.

(d) Reflects the expense related to the financing and amortization of issuance costs related to the Coherent Acquisition:

(in 000’s)	For the Three Months Ended September 30, 2021	For the Year Ended June 30, 2021

Pro forma transaction accounting adjustments:
Remove historical Coherent interest expense (i)	$(4,340)	$(17,791)

Net pro forma transaction accounting adjustments to interest expense	$(4,340)	$(17,791)

Pro forma transaction accounting adjustments - financing:
Extinguishment of II-VI unamortized debt issuance costs (ii)	$-	$32,174
Remove historical II-VI interest expense (i)	(5,687)	(27,602)
New interest expense on transaction financing:
Revolving Facility (iii)	290	1,160
Term Loan A (iii)	6,265	25,561
Term Loan B (iii)	25,727	102,251
High yield bonds (iii)	12,877	50,896
Bridge Loan Facility (iv)	-	20,811

Net pro forma transaction accounting adjustments - financing to interest expense	$39,472	$205,251

(i)

This pro forma transaction accounting adjustment reflects the removal of historical interest expense associated with Coherent’s existing indebtedness which will be extinguished upon consummation of the Coherent Acquisition. The pro forma transaction accounting adjustment – financing reflects the removal of historical interest expense associated with the paydown of II-VI’s existing indebtedness related to the legacy senior secured first-lien term A loan facility and senior secured first-lien revolving credit facility with Bank of America.

(ii)	The extinguishment of II-VI’s unamortized debt issuance costs will not affect the condensed combined statements of earnings (loss) beyond twelve months after the acquisition date.

(iii)

The new interest expense on transaction financing adjustments included in the unaudited pro forma condensed combined statements of earnings (loss) reflect the interest expense and amortization of debt issuance costs associated with new debt from the commitment parties. Interest was recognized for Term Loan A, Term Loan B, and the high yield bonds using the effective interest method with the rate equal to the Adjusted LIBO Rate plus 2.25% per annum for Term Loan A, Adjusted LIBO Rate plus 2.875% per annum for Term Loan B, and 5% for the high yield bonds. The costs incurred to secure the revolving credit facility are amortized on a straight-line basis over the five-year term of the commitment. For the purposes of these unaudited condensed combined pro forma financial statements, the Adjusted LIBO Rate is assumed to have a 50 basis point floor.

(iv)

The Bridge Loan Facility will not be drawn upon as the high yield bonds will serve as permanent financing. The costs incurred to secure the Bridge Loan Facility is charged to interest expense. This cost is non-recurring in nature and will not affect the condensed combined statements of earnings (loss) beyond twelve months after the acquisition date.

A sensitivity analysis on interest expense for the year ended June 30, 2021 and the three months ended September 30, 2021 has been performed to assess the effect of a 12.5 basis point change of the hypothetical interest on the debt financing. The following table shows the change in the interest expense for the debt financing transaction described above:

(in 000’s)	For the Three Months Ended September 30, 2021	For the Year Ended June 30, 2021

Interest expense assuming:
Increase of 0.125%	$1,120	$4,481
Decrease of 0.125%	$(1,120)	$(4,481)

(e) To record the income tax impact of the pro forma adjustments utilizing a statutory income tax rate in effect of 22% for the year ended June 30, 2021 and for the three months ended September 30, 2021. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-merger activities, including cash needs, the geographical mix of income and changes in tax law. Because the tax rates used for the pro forma financial information are estimated, the blended rate will likely vary from the actual effective rate in periods subsequent to completion of the Coherent Acquisition. This determination is preliminary and subject to change based upon the final determination of the fair value of the acquired assets and assumed liabilities.

(f) Reflects the adjustment to record the dividends to holders of shares of II-VI Series B convertible preferred stock, which accrue dividends at a 5% annual rate, compounding on a quarterly basis regardless of whether or not there are earnings or profits as well as accretion related to the equity issuance costs of the shares of II-VI Series B convertible preferred stock in the Equity Financing. The dividends and accretion related to the II-VI Series B convertible preferred stock are as follows:

(in 000’s)	For the Three Months Ended September 30, 2021	For the Year Ended June 30, 2021

Pro forma transaction accounting adjustments - financing:
Incremental dividends on II-VI Series B convertible preferred stock	$18,540	$99,949
Incremental accretion on II-VI Series B convertible preferred stock	1,135	5,942

Pro forma accounting adjustment - financing to dividends and accretion on redeemable preferred stock	$19,675	$105,891

(g) The pro forma basic and diluted weighted average shares outstanding are a combination of historic weighted average shares of II-VI common stock and issuances of shares in connection with the Coherent Acquisition. In connection with the Coherent Acquisition, II-VI agreed to convert certain equity awards held by Coherent employees into II-VI equity awards. The pro forma basic and diluted weighted average shares outstanding are as follows:

(in 000’s)	For the Three Months Ended September 30, 2021	For the Year Ended June 30, 2021

Pro forma weighted average shares - basic and diluted
Historical II-VI weighted average shares outstanding	105,761	104,151
Public offerings	-	205
Issuance of shares to Coherent common stockholders	22,403	22,403
Replacement awards vesting	2,210	1,040

Pro forma weighted average shares - basic and diluted	130,374	127,799

(B)

Adjustments included in the Public Offerings Transaction Accounting Adjustments column in the accompanying unaudited pro forma condensed combined statements of earnings (loss) for the II-VI fiscal year ended June 30, 2021 are as follows:

(a) Reflects the removal of historical interest expense associated with the paydown of the senior secured term B loan facility with Bank of America which was extinguished through the public offerings. This represents interest expense recorded from July 1, 2020, the first day of II-VI’s fiscal year, to July 7, 2020, the date the public offerings were consummated.

(b) Reflects the income tax impact of the pro forma adjustments utilizing a statutory income tax rate in effect of 22% for the year ended June 30, 2021. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-merger activities, including cash needs, the geographical mix of income and changes in tax law. Because the tax rates used for the pro forma financial information are estimated, the blended rate will likely vary from the actual effective rate in periods subsequent to completion of the Coherent Acquisition. This determination is preliminary and subject to change based upon the final determination of the fair value of the acquired assets and assumed liabilities.

(c) Reflects the adjustments to record the dividends to shares of the II-VI Series A mandatory convertible preferred stock which accrue dividends at a 6% annual rate. This represents dividends recorded from July 1, 2020, the first day of II-VI’s fiscal year, to July 7, 2020, the date the public offerings were consummated.

Exhibit 99.2

II-VI Incorporated Announces Proposed $990 Million Notes Offering

PITTSBURGH, December 2, 2021 (GLOBE NEWSWIRE) – II-VI Incorporated (Nasdaq: IIVI) (the “Company” or “II-VI”) announced today that it plans to offer $990 million aggregate principal amount of senior notes due 2029 (the “Notes”) in a private transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”). The Notes will be guaranteed by each of the Company’s material wholly owned domestic subsidiaries, subject to customary exceptions.

The Company intends to use the proceeds from the offering of the Notes to fund the cash consideration, the repayment of certain indebtedness and certain fees and expenses in connection with the Company’s previously announced pending business combination with Coherent, Inc. (“Coherent”), pursuant to an Agreement and Plan of Merger, dated March 25, 2021, by and among the Company, Coherent and Watson Merger Sub Inc., a wholly owned subsidiary of the Company.

There can be no assurance that the offering of the Notes will be completed.

The Notes and the related guarantees have not been registered under the Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption. The Notes will be offered only to persons reasonably believed to be qualified institutional buyers under Rule 144A and to persons outside the United States under Regulation S.

This press release is neither an offer to sell nor a solicitation of an offer to buy any securities, nor shall there be any offer, solicitation or sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful. This notice is being issued pursuant to and in accordance with Rule 135(c) under the Act.

About II-VI Incorporated

II-VI Incorporated, a global leader in engineered materials and optoelectronic components, is a vertically integrated manufacturing company that develops innovative products for diversified applications in communications, industrial, aerospace & defense, semiconductor capital equipment, life sciences, consumer electronics, and automotive markets. Headquartered in Saxonburg, Pennsylvania, the Company has research and development, manufacturing, sales, service, and distribution facilities worldwide. The Company produces a wide variety of application-specific photonic and electronic materials and components, and deploys them in various forms, including integrated with advanced software to support our customers.

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Forward-looking Statements

This press release contains forward-looking statements relating to future events and expectations that are based on certain assumptions and contingencies. The forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and relate to II-VI’s performance on a going-forward basis. The forward-looking statements in this press release involve risks and uncertainties, which could cause actual results, performance or trends to differ materially from those expressed in the forward-looking statements herein or in previous disclosures.

The Company believes that all forward-looking statements made by it in this press release have a reasonable basis, but there can be no assurance that the expectations, beliefs or projections as expressed in the forward-looking statements will actually occur or prove to be correct. In addition to general industry and global economic conditions, factors that could cause actual results to differ materially from those discussed in the forward-looking statements in this press release include, but are not limited to: (i) the failure of any one or more of the assumptions stated above to prove to be correct; (ii) the risks relating to forward-looking statements and other “Risk Factors” discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2021 and additional risk factors that may be identified from time to time in future filings of the Company; (iii) the conditions to the completion of the Company’s pending business combination transaction with Coherent, Inc. (the “Transaction”) and the remaining equity investment by Bain Capital, LP, including the receipt of any required regulatory approvals, and the risks that those conditions will not be satisfied in a timely manner or at all; (iv) the occurrence of any event, change or other circumstances that could give rise to an amendment or termination of the merger agreement relating to the Transaction; (v) the Company’s ability to finance the Transaction, the substantial indebtedness the Company expects to incur in connection with the Transaction and the need to generate sufficient cash flows to service and repay such debt; (vi) the possibility that the Company may be unable to achieve expected synergies, operating efficiencies and other benefits within the expected time-frames or at all and to successfully integrate Coherent’s operations with those of the Company; (vii) the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the Transaction; (viii) litigation and any unexpected costs, charges or expenses

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resulting from the Transaction; (ix) the risk that disruption from the Transaction materially and adversely affects the respective businesses and operations of the Company and Coherent; (x) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Transaction; (xi) the ability of the Company to retain and hire key employees; (xii) the purchasing patterns of customers and end users; (xiii) the timely release of new products, and acceptance of such new products by the market; (xiv) the introduction of new products by competitors and other competitive responses; (xv) the Company’s ability to assimilate recently acquired businesses, and realize synergies, cost savings, and opportunities for growth in connection therewith, together with the risks, costs, and uncertainties associated with such acquisitions; (xvi) the Company’s ability to devise and execute strategies to respond to market conditions; (xvii) the risks to realizing the benefits of investments in R&D and commercialization of innovations; (xviii) the risks that the Company’s stock price will not trade in line with industrial technology leaders; (xix) the risks of business and economic disruption related to the currently ongoing COVID-19 outbreak and any other worldwide health epidemics or outbreaks that may arise; and (xx) the risks that the offering of the Notes may not be completed. The Company disclaims any obligation to update information contained in these forward-looking statements, whether as a result of new information, future events or developments, or otherwise.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus included in the registration statement on Form S-4 (File No. 333-255547) filed with the SEC in connection with the Transaction (the “Form S-4”). While the list of factors discussed above and the list of factors presented in the Form S-4 are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Neither the Company nor Coherent assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the Transaction, II-VI and Coherent filed with the SEC the Form S-4 on April 27, 2021 (as amended on May 4, 2021 and as supplemented by Coherent in its Form 8-K, as amended, filed with the SEC on June 15, 2021), which includes a joint proxy statement of II-VI and Coherent and also constitutes a prospectus with respect to shares of II-VI’s common stock to be issued in the Transaction. The Form S-4 was declared effective on May 6, 2021, and II-VI and Coherent commenced mailing to their respective stockholders on or about May 10, 2021. This communication is not a substitute for the Form S-4, the Joint Proxy Statement/Prospectus or any other document II-VI and/or Coherent may file with the SEC in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF II-VI AND COHERENT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, FORM S-4 AND OTHER DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors and security holders are able to obtain free copies of these documents and other documents filed with the SEC by II-VI and/or Coherent through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by II-VI may be obtained free of charge on II-VI’s investor relations site at https://ii-vi.com/investor-relations. Copies of the documents filed with the SEC by Coherent may be obtained free of charge on Coherent’s investor relations site at https://investors.coherent.com.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

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CONTACTS:

Investors

Mary Jane Raymond

Chief Financial Officer

investor.relations@ii-vi.com

www.ii-vi.com/contact-us

# # #

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